                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-12901

PROSPECTUS


                                1,250,000 SHARES

                         [BENCHMARK ELECTRONICS, INC.]

                                  COMMON STOCK

     Of the 1,250,000 shares of common stock, par value $0.10 per share (the "Common Stock"), of Benchmark Electronics, Inc. (the "Company") offered hereby (the "Offering"), 1,000,000 shares are being sold by the Company and 250,000 shares are being sold by certain shareholders named herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriting."


     The Common Stock is listed on the American Stock Exchange ("AMEX") under the symbol "BHE." On October 28, 1996, the last reported sale price of the Common Stock on the AMEX was $30 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                                         PROCEEDS
                                   PRICE TO        UNDERWRITING       PROCEEDS TO       TO SELLING
                                    PUBLIC          DISCOUNT(1)       COMPANY(2)      SHAREHOLDERS(3)
------------------------------------------------------------------------------------------------------
Per Share.....................      $30.00             $1.80            $28.20            $28.20
------------------------------------------------------------------------------------------------------
Total(4)......................    $37,500,000       $2,250,000        $28,200,000       $7,050,000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $200,000.


(3) Before deducting expenses payable by the Selling Shareholders estimated at $20,000.



(4) The Company has granted to the several Underwriters an option for 30 days to purchase up to an additional 187,500 shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $43,125,000, $2,587,500 and $33,487,500, respectively. See "Underwriting."


                            ------------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about November 1, 1996.


                            ------------------------

STEPHENS INC.           J.C. BRADFORD & CO.           WHEAT FIRST BUTCHER SINGER


                The date of this Prospectus is October 29, 1996

BENCHMARK ELECTRONICS, INC.

     The Company provides contract electronics manufacturing and design services to original equipment manufacturers in select industries, including industrial controls, industrial and business computers, medical devices, testing instrumentation, and communications equipment.

                [PHOTOGRAPHS OF ITEMS ASSOCIATED WITH EACH OF
                 THE FIVE INDUSTRIES TARGETED BY THE COMPANY]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus. The summary is not intended to be a complete description of the matters covered in this Prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference herein. Unless the context otherwise requires, references herein to the "Company" are to Benchmark Electronics, Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company provides contract electronics manufacturing and design services to original equipment manufacturers ("OEMs") in select industries, including medical devices, communications equipment, industrial and business computers, testing instrumentation and industrial controls. The Company specializes in manufacturing high quality, technologically complex printed circuit board assemblies with computer-automated equipment using surface mount and pin-through-hole interconnection technologies for customers requiring low to medium volume production runs. The Company frequently works with customers from product design and prototype stages through ongoing production and, in some cases, final assembly of the customers' products and provides manufacturing services for successive product generations. As a result, the Company believes that it is often an integral part of its customers' operations.

     Substantially all of the Company's manufacturing services are provided on a turnkey basis, whereby the Company purchases customer-specified components from its extensive network of suppliers, assembles the components on finished printed circuit boards, performs post-production testing and provides the customer with production process and testing documentation. The Company offers its customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with the customers' inventory requirements. In certain instances, the Company completes the assembly of its customers' products at the Company's facilities by integrating printed circuit board assemblies into other elements of the customers' products. See "Business."

     On July 30, 1996, the Company completed its acquisition (the "Acquisition") of EMD Technologies, Inc. ("EMD"), an independent provider of contract manufacturing and product design services for OEMs. On a pro forma basis for the Acquisition, the Company's sales for the first six months of 1996 were $144.3 million compared to the Company's reported sales for the same period of $63.9 million. The Acquisition adds production facilities and capacity in Winona, Minnesota to the Company's facilities in Angleton, Texas and Beaverton, Oregon. The Company believes that the Acquisition has provided the Company with a substantially broader customer base, access to an expanded geographic market, design services capability that the Company did not previously have and the ability to pursue larger contracts and to pursue additional operating efficiencies. See "Risk Factors -- Integration of EMD" and
"Business -- Acquisition of EMD."

     The Company's business strategy is to provide high quality contract electronics manufacturing services to OEMs in targeted industries. The Company seeks to provide services that reduce OEM costs and time to market and increase OEM product quality. The Company's strategy to achieve these objectives includes the following key elements: (i) establish and maintain long-term relationships that build customer loyalty, (ii) target and maintain balance among select OEM industries and customers that the Company believes have relatively stable markets for their products, (iii) provide comprehensive design and manufacturing services, (iv) successfully integrate EMD, (v) pursue opportunities for growth and (vi) maintain flexibility to better serve its customers. See
"Business -- Business Strategy."

     The basis for the development of the contract manufacturing industry in recent years has been the increasing reliance by OEMs on contract manufacturing specialists such as the Company for the manufacture of printed circuit board assemblies. The Company expects the trend toward outsourcing to result in continued growth in the contract manufacturing industry because of the advantages of this arrangement to OEMs. A recent industry study forecasts that the contract electronics manufacturing industry will grow at an approximate compound annual rate of 20% through the year 2000. The advantages of contract manufacturing to OEMs include acceleration of time to market for products, reduction of production costs, access to advanced technology, improvement in manufacturing quality and the opportunity to focus resources. See "Business -- The Contract Electronics Manufacturing Industry."

     The Company's principal executive offices are located at 3000 Technology Drive, Angleton, Texas 77515, and its telephone number is (409) 849-6550.


                              RECENT DEVELOPMENTS



     The Company recently announced financial results for the quarter and nine months ended September 30, 1996. Revenues for the third quarter of 1996 increased to $62.3 million from $24.4 million in the third quarter of 1995. Net income for the third quarter of 1996 increased to $2.4 million, or $0.51 per share, from $1.6 million, or $0.38 per share, in the third quarter of 1995.



     Revenues for the first nine months of 1996 increased to $126.2 million from $71.2 million in the first nine months of 1995. Net income for the first nine months of 1996 increased to $6.2 million, or $1.45 per share, from $4.7 million, or $1.15 per share, in the comparable period of the prior year.



     The results of operations for the third quarter and first nine months of 1996 include the operations of EMD for the months of August and September.


                                  THE OFFERING


Common Stock to be sold by the Company..............    1,000,000 shares
Common Stock to be sold by the Selling
  Shareholders......................................    250,000 shares
Common Stock to be outstanding after the Offering...    5,720,884 shares (1)
Use of Proceeds.....................................    From the net proceeds to the Company
                                                        from the Offering, the Company
                                                        intends to repay all amounts
                                                        outstanding under the Company's
                                                        revolving credit facility ($11.0
                                                        million at October 28, 1996), and the
                                                        balance of the net proceeds will be
                                                        used for working capital and other
                                                        general corporate purposes. See "Use
                                                        of Proceeds."
AMEX symbol.........................................    BHE


---------------


(1) Does not include 556,330 shares subject to stock options, of which options to purchase 153,060 are presently exercisable.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth summary historical financial information for the Company for the periods indicated and summary pro forma financial information reflecting the Acquisition as if it had occurred on January 1, 1995 for purposes of the statements of income information and on June 30, 1996 for purposes of the balance sheet information. The summary pro forma financial information is not necessarily representative of what the Company's results of operations or financial position would have been had the Acquisition in fact occurred on January 1, 1995 or June 30, 1996 and is not intended to project the Company's results of operations or financial position for any future period or date. The summary financial information should be read in conjunction with the financial statements of the Company and the related notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                                                                     SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                             JUNE 30,
                                           --------------------------------------------      ---------------------------------
                                                                             PRO FORMA                              PRO FORMA
                                                                                FOR                                    FOR
                                                                            ACQUISITION                            ACQUISITION
                                             1993       1994       1995        1995            1995       1996        1996
                                           --------   --------   --------   -----------      --------   --------   -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF INCOME INFORMATION:
  Sales................................... $ 75,859   $ 98,168   $ 97,353    $ 258,107       $ 46,761   $ 63,883    $ 144,266
  Gross profit............................    9,397     11,932     12,240       29,836          6,214      8,309       15,342
  Income from operations..................    6,590      8,778      9,250       15,938          4,781      6,323        8,945
  Net income.............................. $  4,582   $  5,769   $  6,148    $   7,679       $  3,157   $  3,865    $   4,358
                                            =======    =======    =======     ========        =======    =======     ========
  Earnings per common share............... $   1.13   $   1.41   $   1.50    $    1.61       $   0.77   $   0.93    $    0.90
                                            =======    =======    =======     ========        =======    =======     ========
  Weighted average common and
    equivalent shares outstanding.........    4,066      4,088      4,106        4,781          4,090      4,144        4,819


                                                                                         AS OF JUNE 30, 1996
                                                                             --------------------------------------------
                                                                                         PRO FORMA FOR       PRO FORMA
                                                                             ACTUAL       ACQUISITION      AS ADJUSTED(1)
                                                                             -------     -------------     --------------
                                                                                         (IN THOUSANDS)
BALANCE SHEET INFORMATION:
  Working capital........................................................    $37,329       $  69,807          $ 75,209
  Total assets...........................................................     72,258         160,631           166,033
  Total debt.............................................................      5,000          53,203            30,605
  Total shareholders' equity.............................................     50,711          71,122            99,122


---------------

(1) Sets forth the pro forma for Acquisition balance sheet information for the Company, as adjusted to give effect to the sale of 1,000,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors and the other information contained in this Prospectus before purchasing any shares of Common Stock.

INTEGRATION OF EMD

     The Acquisition represents a significant expansion in the scope of the Company's operations, and the integration and consolidation of EMD into the Company will require substantial management, financial and other resources. During the integration process, the financial performance of the Company will be subject to the risks commonly associated with the acquisition of businesses, including the financial impact of expenses incurred in connection with an acquisition and the potential disruptions associated with the integration of businesses. The integration process may place a significant strain on the Company's management, production, technical, financial and other resources, and may pose risks with respect to production, customer service and market share.

     The Company's future success is dependent upon its ability to effectively integrate EMD into the Company, including its ability to implement potentially available marketing and cost saving opportunities, some of which may involve operational changes. There can be no assurance as to the timing or amount of any marketing opportunities or cost savings that may be realized as the result of operational changes implemented during the integration process. Further, there can be no assurance that the Company will not experience difficulties with customers, personnel or other parties as a result of the Acquisition, that the Acquisition will enhance the Company's competitive position and business prospects or that the combination of the Company and EMD will be successful. See "Business -- Acquisition of EMD."

CUSTOMER CONCENTRATION

     A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer would adversely affect the Company. In 1995, the Company's three largest customers accounted for 54.7% of the Company's sales, and the Company's largest customer, Sequent Computer Systems, Inc. ("Sequent"), accounted for 27.6% of sales. As a result of its decision to second source some of its products, Sequent accounted for less than 10% of the Company's sales in the first six months of 1996. On a pro forma basis for the six months ended June 30, 1996, the three largest customers of the Company and EMD accounted for 44.8% of sales, and the largest customer, Stratus Computer Corporation, accounted for 27.4% of sales. One of these customers, International Business Machines Corporation ("IBM"), which accounted for 8.7% of pro forma combined sales in the first six months of 1996, has begun using an offshore source for its products. The Company does not expect any significant sales to IBM in the foreseeable future. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the Company's major customers or their products could have an adverse effect on the Company. In addition, the Company could be adversely affected if a major customer were unable to pay for components and services. See "Business -- Marketing and Customers."

ABSENCE OF LONG-TERM SALES CONTRACTS

     The level and timing of purchase orders placed by the Company's customers are affected by a number of factors, including variation in demand for customers' products, customer attempts to manage inventory and changes in the customers' manufacturing strategies. The Company typically does not obtain long-term purchase orders or commitments but instead works with its customers to develop nonbinding forecasts of the future volume of orders. Based on such nonbinding forecasts, the Company makes commitments regarding the level of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with such cancellation, reduction or delay. Significant or numerous cancellations, reductions or delays in orders by customers, or any inability by customers to pay for services provided by the Company or to pay for components and materials purchased by the Company on such customers' behalf, could have an adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON CERTAIN INDUSTRIES

     The Company is dependent upon the continued viability, growth and financial stability of its customers, which are, in turn, substantially dependent on the growth of the medical devices, communications equipment, industrial and business computers, testing instrumentation and industrial controls industries. Certain of these industries have been characterized by rapid technological change, vigorous competition, short product life cycles and pricing and margin pressures. Additionally, certain of the industries served by the Company are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. These factors, to the extent they affect the industries served by the Company in general, and the Company's customers in particular, could have an adverse effect on the Company's business, financial condition and results of operations. See "Business -- Business Strategy" and "Business -- Marketing and Customers."

AVAILABILITY OF RESOURCES

     Substantially all of the Company's sales are derived from turnkey manufacturing services in which the Company purchases customer-specified components. Under turnkey contracts, if significant shortages of components occur, the Company may be forced to delay manufacturing and shipments, which could have a material adverse effect on the Company's results of operations. In addition, the Company in some instances bears the risk of component price increases, which could adversely affect the Company's gross profit margins. Significant lead times also are involved in acquiring certain equipment used in the Company's manufacturing process. Although the Company has increased its manufacturing capacity in response to the expansion of its customer base, there can be no assurance that the Company will have sufficient capacity at any given time to meet its customers' demands if such demands exceed anticipated levels. See "Business -- Suppliers."

DEPENDENCE ON KEY EXECUTIVES

     The Company depends significantly on its three executive officers, Donald
E. Nigbor, Steven A. Barton and Cary T. Fu. The unexpected loss of the services of any one of these executive officers could have an adverse effect on the Company. See "Management."

COMPETITION

     The Company competes against numerous providers of contract electronics manufacturing services. Several of the Company's competitors are more established in the industry and have substantially greater manufacturing, marketing and financial resources than the Company. The Company also faces competition from current and prospective customers that are manufacturing or may decide to manufacture printed circuit board assemblies in-house. To remain competitive in its targeted markets, the Company believes that it must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes, and deliver products on a reliable basis and at competitive prices. The Company's inability to continue to compete effectively in any of these areas could have an adverse effect on the Company. See
"Business -- Competition."

PRODUCT LIABILITY

     The Company's sales are generated from customers in its targeted industries. Sales in these markets entail the risk of involvement in product liability actions. This risk may be enhanced by the Company's increased involvement in the design of its customers' products as a result of the Acquisition. Although the Company has product liability insurance coverage, there is no assurance that current or future policy limits will be sufficient to cover all possible liabilities. Further, there can be no assurance that adequate product liability insurance will continue to be available in the future or that it can be maintained at reasonable cost to the Company. In the event of a successful product liability claim against the Company, lack or insufficiency of insurance coverage could have an adverse effect on the Company.

AUTHORIZED PREFERRED STOCK

     The Company has the authority under its Restated Articles of Incorporation to issue 5,000,000 shares of preferred stock on terms to be established by its Board of Directors. The Company has not issued, and has no present plans to issue, any shares of preferred stock. If the Company decided to do so, however, the provisions of the preferred stock may include, among others, extraordinary voting, dividend, redemption, conversion or exchange rights that could discourage unsolicited takeovers of the Company and limit the opportunity of the holders of Common Stock to receive a premium over the prevailing market price for the Common Stock. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements regarding future financial condition and results of operations and the Company's business operations. The words "expect," "estimate," "anticipate," "predict," and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, including but not limited to industry and economic conditions and customer actions and the other factors discussed in this Prospectus (including but not limited to statements under the caption "Risk Factors") and in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are expected to be approximately $28.0 million ($33.3 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds of the Offering to repay all amounts outstanding ($11.0 million at October 28, 1996) under the Company's revolving credit facility (the "Credit Facility") with Texas Commerce Bank National Association. Borrowings under the Credit Facility currently bear interest at a rate of approximately 6.5%. The Credit Facility terminates, and outstanding principal is due, on July 31, 2000. The borrowings under the Credit Facility to be repaid with the proceeds of the Offering were used to pay a portion of the cash consideration for the Acquisition, to refinance revolving credit debt of the Company and EMD and to fund working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The balance of the net proceeds to the Company from the Offering will be used for working capital and other general corporate purposes.


                                 CAPITALIZATION

     The following table sets forth (i) the historical capitalization of the Company as of June 30, 1996, (ii) the pro forma capitalization of the Company as of June 30, 1996 after giving effect to the Acquisition, borrowings under the Credit Facility in connection with the Acquisition and the issuance of the Senior Note, and (iii) the pro forma capitalization of the Company as of June 30, 1996, as adjusted to give effect to the sale of 1,000,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus.


                                                                        AS OF JUNE 30, 1996
                                                              ----------------------------------------
                                                                              PRO FORMA      PRO FORMA
                                                                                 FOR            AS
                                                              HISTORICAL     ACQUISITION     ADJUSTED
                                                              ----------     -----------     ---------
                                                                           (IN THOUSANDS)
Cash and cash equivalents...................................   $     72       $     594      $   5,996
                                                                =======        ========        =======
Line of credit..............................................   $  5,000       $      --      $      --
Revolving credit facility...................................         --          22,598             --
Senior note.................................................         --          30,000         30,000
Capital lease obligations...................................         --             605            605
                                                                -------        --------        -------
          Total debt........................................      5,000          53,203         30,605
                                                                -------        --------        -------
Shareholders' equity:
  Preferred shares, par value $0.10 per share; 5,000,000
     shares authorized, none issued.........................         --              --             --
  Common shares, par value $0.10 per share; 10,000,000
     shares authorized; issued -- 4,060,192, 4,735,156 and
     5,735,156, respectively; outstanding -- 4,035,400,
     4,710,364 and 5,710,364, respectively..................        404             471            571
  Additional paid-in capital................................     20,028          40,472         68,372
  Retained earnings.........................................     30,339          30,339         30,339
  Less treasury shares, at cost, 24,742 shares..............        (60)            (60)           (60)
  Unearned ESOP shares......................................         --            (100)          (100)
                                                                -------        --------        -------
          Total shareholders' equity........................     50,711          71,122         99,122
                                                                -------        --------        -------
          Total capitalization..............................   $ 55,711       $ 124,325      $ 129,727
                                                                =======        ========        =======

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the AMEX under the symbol "BHE." The following table sets forth the high and low sale prices for the Common Stock as reported by the AMEX for the periods indicated.


                                                                   HIGH           LOW
                                                                   -----         -----
        1994
          First quarter..........................................  $26 3/8       $23
          Second quarter.........................................   26 1/8        22 1/2
          Third quarter..........................................   25 1/2        23
          Fourth quarter.........................................   28            23 1/2
        1995
          First quarter..........................................   27 1/4        22 3/4
          Second quarter.........................................   26 3/8        20 1/4
          Third quarter..........................................   31 7/8        24 7/8
          Fourth quarter.........................................   29 1/4        23 1/2
        1996
          First quarter..........................................   29 7/8        24 1/8
          Second quarter.........................................   32            28
          Third quarter..........................................   34 1/4        28 5/8
          Fourth quarter (through October 28, 1996)..............   31 3/4        29



     On October 28, 1996 the last reported sale price of the Common Stock on the AMEX was $30 per share.


     The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business. The credit agreement relating to the Credit Facility and the purchase agreement relating to a $30 million senior note (the "Senior Note") issued by the Company in connection with the Acquisition limit the amount of dividends that may be declared on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth selected historical financial information for the Company for the periods indicated and selected pro forma financial information reflecting the Acquisition as if it had occurred on January 1, 1995 for purposes of the statements of income information and on June 30, 1996 for purposes of the balance sheet information. The selected historical financial information for each year in the five-year period ended December 31, 1995 is derived from the audited consolidated financial statements of the Company for each such year. The selected historical financial information as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 is derived from the unaudited financial statements of the Company for such periods. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been made. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the actual results for the full 1996 fiscal year. The selected pro forma financial information is not necessarily representative of what the Company's results of operations or financial position would have been had the Acquisition in fact occurred on January 1, 1995 or June 30, 1996 and is not intended to project the Company's results of operations or financial position for any future period or date. The selected financial information should be read in conjunction with the financial statements of the Company and the related notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                                                                     SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                                     JUNE 30,
                          -------------------------------------------------------------   ---------------------------------------
                                                                             PRO FORMA                                 PRO FORMA
                                                                                FOR                                       FOR
                                                                            ACQUISITION                               ACQUISITION
                           1991      1992     1993(1)    1994      1995        1995          1995          1996          1996
                          -------   -------   -------   -------   -------   -----------   -----------   -----------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF INCOME
  INFORMATION:
  Sales.................  $33,332   $50,647   $75,859   $98,168   $97,353    $ 258,107      $  46,761     $  63,883    $ 144,266
  Cost of sales.........   28,637    43,683    66,462    86,236    85,113      228,271         40,547        55,574      128,924
                          -------   -------   -------   -------   -------     --------        -------       -------     --------
        Gross profit....    4,695     6,964     9,397    11,932    12,240       29,836          6,214         8,309       15,342
  Selling, general and
    administrative
    expenses............    1,772     2,697     2,870     3,154     2,990       12,253          1,433         1,986        5,574
  Amortization of
    goodwill(2).........     (108)     (108)      (63)       --        --        1,645             --            --          823
                          -------   -------   -------   -------   -------     --------        -------       -------     --------
        Income from
          operations....    3,031     4,375     6,590     8,778     9,250       15,938          4,781         6,323        8,945
  Interest and other
    income..............      246       384       470       263       281        1,037            166            36          729
  Interest expense......       --        --        --        --        --       (3,869)            --           (86)      (2,278)
                          -------   -------   -------   -------   -------     --------        -------       -------     --------
        Income before
          income tax
          expense.......    3,277     4,759     7,060     9,041     9,531       13,106          4,947         6,273        7,396
  Income tax expense....   (1,173)   (1,629)   (2,478)   (3,272)   (3,383)      (5,427)        (1,790)       (2,408)      (3,038)
                          -------   -------   -------   -------   -------     --------        -------       -------     --------
        Net income......  $ 2,104   $ 3,130   $ 4,582   $ 5,769   $ 6,148    $   7,679      $   3,157     $   3,865    $   4,358
                          =======   =======   =======   =======   =======     ========        =======       =======     ========
  Earnings per common
    share...............  $  0.66   $  0.83   $  1.13   $  1.41   $  1.50    $    1.61      $    0.77     $    0.93    $    0.90
                          =======   =======   =======   =======   =======     ========        =======       =======     ========
  Weighted average
    common and
    equivalent shares
    outstanding.........    3,190     3,762     4,066     4,088     4,106        4,781          4,090         4,144        4,819


                                                                                         AS OF JUNE 30, 1996
                                                                             --------------------------------------------
                                                                                                             PRO FORMA
                                                                                         PRO FORMA FOR           AS
                                                                             ACTUAL       ACQUISITION       ADJUSTED(3)
                                                                             -------     -------------     --------------
                                                                                            (IN THOUSANDS)
BALANCE SHEET INFORMATION:
  Working capital.........................................................   $37,329       $  69,807          $ 75,209
  Total assets............................................................    72,258         160,631           166,033
  Total debt..............................................................     5,000          53,203            30,605
  Total shareholders' equity..............................................    50,711          71,122            99,122


---------------

(1) Includes cumulative effect of change in accounting for income taxes of $116,000 (or $0.03 per common share) recorded in 1993.

(2) For the years ended December 31, 1991, 1992 and 1993, the amortization of goodwill is income, representing the amortization of negative goodwill.

(3) Sets forth the pro forma for Acquisition balance sheet information for the Company, as adjusted to give effect to the sale of 1,000,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  GENERAL

     The Company sells its products from its manufacturing facilities in Angleton, Texas, Beaverton, Oregon and Winona, Minnesota. Revenues are recognized at the time products are shipped to the customer and may vary due to the timing of customer orders, product mix and availability of component parts. Substantially all of the Company's business is performed on a turnkey basis, which involves the procurement of component parts. The gross profit margin for such materials is generally lower than the gross profit margin associated with the manufacturing process and other value-added services. The Company anticipates that selling, general and administrative expenses will continue to increase in nominal terms as the Company continues to build the internal management and support systems necessary to support higher revenue levels. The following discussion should be read in conjunction with the unaudited financial statements of the Company and EMD and the pro forma financial statements for the Acquisition included elsewhere in this Prospectus.

     The following table sets forth for the periods indicated certain items in the Company's Condensed Statements of Income, EMD's Condensed Consolidated Statements of Income and the Pro Forma Condensed Combined Statement of Income as a percentage of sales:

                                                    THE COMPANY             EMD           PRO FORMA
                                                  ---------------     ---------------     ----------
                                                    SIX MONTHS          SIX MONTHS        SIX MONTHS
                                                       ENDED               ENDED            ENDED
                                                     JUNE 30,            JUNE 30,          JUNE 30,
                                                  ---------------     ---------------     ----------
                                                  1995      1996      1995      1996         1996
                                                  -----     -----     -----     -----     ----------
Sales...........................................  100.0%    100.0%    100.0%    100.0%       100.0%
Cost of sales...................................   86.7      87.0      88.2      91.3         89.4
                                                  -----     -----     -----     -----        -----
  Gross profit..................................   13.3      13.0      11.8       8.7         10.6
Selling, general and administrative expenses....    3.1       3.1       5.4       4.7          3.9
Amortization of goodwill........................     --        --        --        --          0.5
                                                  -----     -----     -----     -----        -----
  Income from operations........................   10.2       9.9       6.4       4.0          6.2
Interest and other income.......................    0.3       0.1       0.4       0.9          0.5
Interest expense................................    0.0      (0.1)     (0.6)     (0.9)        (1.6)
                                                  -----     -----     -----     -----        -----
  Income before income tax expense..............   10.5       9.9       6.2       4.0          5.1
Income tax expense..............................   (3.8)     (3.8)     (2.5)     (1.2)        (2.1)
                                                  -----     -----     -----     -----        -----
  Net income....................................    6.7%      6.1%      3.7%*     2.8%         3.0%
                                                  =====     =====     =====     =====        =====

---------------

* Represents income from continuing operations

  SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Sales. On a pro forma basis, assuming the Acquisition had occurred at January 1, 1995, the combined sales of the Company and EMD were $144.3 million for the six months ended June 30, 1996.

     Sales by the Company increased 36.6% to $63.9 million during the six months ended June 30, 1996 from $46.8 million during the six months ended June 30, 1995. This increase resulted primarily from increased production volumes made possible by the expansion of surface mount assembly capacity at the Company's Angleton, Texas facility, which was completed during the second quarter of 1996. In addition, the increase in production volumes was attributable in part to the fulfillment during the first quarter of 1996 of orders that were subject to customers' changes in production schedules and product mix experienced by the Company in the last quarter of 1995 and to the absence of component shortages during the first six months of 1996 which had caused delays during the corresponding period in 1995.

     Sales by EMD decreased 8.2% to $80.4 million during the six months ended June 30, 1996 from $87.6 million during the six months ended June 30, 1995. The decrease was due primarily to reduced sales to IBM, which accounted for 55.1% of net sales in the first six months of 1995 compared to 15.6% of sales during the first six months of 1996. The decrease in sales to IBM was the result of IBM's decision in 1994 to use an offshore source for new products. The Company does not expect any material sales to IBM in the foreseeable future. The decrease in sales to IBM was partially offset by sales to other customers during the first six months of 1996. Stratus Computer Corporation accounted for approximately 49.2% of EMD's sales during this period.

     Gross Profit. Gross profit was $15.3 million for the six months ended June 30, 1996 on a pro forma basis. Pro forma gross profit margin was 10.6% for the six month period compared to pro forma gross profit margin of 11.6% for the year ended December 31, 1995. The Company expects gross profit margins to fluctuate based on product mix and customer mix. However, the Company believes that the integration of EMD may provide opportunities for cost savings in materials purchasing.

     Gross profit for the Company increased 33.7% to $8.3 million during the six months ended June 30, 1996 from $6.2 million during the six months ended June 30, 1995. The increase in gross profit was due primarily to higher sales volumes, improved manufacturing efficiencies and normal changes in product mix and customer mix. Gross profit margin decreased to 13.0% for the first six months of 1996 from 13.3% for the first six months of 1995. The decrease in gross profit margin was due primarily to the initiation of new programs during the first quarter of 1996 which had not yet reached full production and secondarily to the use during the first quarter of 1995 of some components that had been previously reserved as obsolete.

     Gross profit for EMD decreased 31.9% to $7.0 million during the six months ended June 30, 1996 from $10.3 million during the same period in 1995. Gross profit margin decreased to 8.7% during the 1996 period from 11.8% during the 1995 period. This decrease was the result primarily of the higher level of material content in assembly sales during the 1996 period. In addition, labor and overhead costs did not decline in proportion to the decline in sales volume.

     Selling, General and Administrative Expenses. On a pro forma basis, selling, general and administrative expenses for the six months ended June 30, 1996 were $5.6 million. As a percentage of sales, selling, general and administrative expenses were 3.9% on a pro forma basis for the six months ended June 30, 1996, compared with 4.7% on a pro forma basis for the year ended December 31, 1995, reflecting lower selling, general and administrative expenses for EMD for the six month period. Pro forma selling, general and administrative expenses reflect the elimination of certain duplicative executive functions at EMD.

     Selling, general and administrative expenses for the Company increased 38.6% to $2.0 million during the six months ended June 30, 1996 from $1.4 million during the six months ended June 30, 1995. In order to satisfy the increased level of business activity and to continue the development and improvement of the systems and processes necessary to accommodate future growth, the Company has added management personnel. The increase in selling, general and administrative expenses during the first six months of 1996 reflects these additional personnel and related departmental expenses, as well as the additional administrative expenses, such as travel and communication costs, incurred in connection with the Acquisition. Selling, general and administrative expenses as a percentage of sales remained relatively flat at 3.1% during the comparable periods of 1995 and 1996.

     Selling, general and administrative expenses for EMD decreased 19.5% to $3.8 million during the six months ended June 30, 1996 from $4.7 million during the same period in 1995. The decrease resulted primarily from lower amounts contributed to EMD's profit sharing plan. Selling, general and administrative expenses as a percentage of sales decreased to 4.7% during the 1996 period from 5.4% during the corresponding 1995 period.

     Amortization of Goodwill. The amortization of goodwill on a pro forma basis for the six months ended June 30, 1996 was approximately $823,000.

     Income from Operations. On a pro forma basis, income from operations was $8.9 million for the six months ended June 30, 1996. Pro forma income from operations as a percentage of sales for the six month period and the year ended December 31, 1995 was 6.2%.

     As a result of factors described above, income from operations for the Company increased 32.3% to $6.3 million during the six months ended June 30, 1996 from $4.8 million during the six months ended June 30, 1995. Income from operations as a percentage of sales decreased to 9.9% during the 1996 period from 10.2% during the 1995 period.

     As a result of factors described above, income from operations for EMD decreased 42.4% to $3.2 million during the six months ended June 30, 1996 from $5.6 million in the six months ended June 30, 1995. Income from operations as a percentage of sales decreased to 4.0% during the 1996 period from 6.4% during the corresponding 1995 period.

     Interest and Other Income and Interest Expense. Interest expense for the first six months of 1996 was approximately $2.3 million on a pro forma basis. The increased interest expense on a pro forma basis as compared to the combined actual interest expense for the first six months of 1996 for the Company and EMD reflects the additional interest expense, at an interest rate of 8.0% per annum, on the debt incurred in connection with the Acquisition.

     Interest expense for the Company for the first six months of 1996 was $86,000, which was incurred by the Company for borrowings under its short-term revolving line of credit with a commercial bank (the "Line of Credit").

     Interest and other income for EMD increased to $693,000 for the first six months of 1996 from $348,000 for the same period in 1995. The increase was due to the gain recognized on the sale of a swap agreement and increased material handling fees for maintaining levels of inventory, partially offset by a decrease in gains on sales of fixed assets. Interest expense for EMD increased 21.3% to $712,000 for the six months ended June 30, 1996 from $587,000 in the same period of 1995. The increase was due to higher average debt outstanding partially offset by lower interest rates.

     Income Tax Expense. Income tax expense on a pro forma basis for the first six months of 1996 was $3.0 million. The pro forma tax rate of 41.1% reflects the estimated combined effective tax rate after the Acquisition. The primary difference between the historical rates and the combined effective rates is the impact of nondeductible goodwill charges incurred in connection with the Acquisition.

     Income tax expense for the Company increased 34.5% to $2.4 million in the first six months of 1996 from $1.8 million in the same period of 1995. The increase was due to higher pre-tax income. The Company's effective tax rate approximated the blended federal and state statutory rates because all of the Company's operations were then located within the United States.

     Income tax expense for EMD decreased 55.2% to $978,000 for the first six months of 1996 from $2.2 million for the first six months of 1995. The decrease was due to decreased pre-tax income in the first six months of 1996 compared to the comparable period of 1995 and to a reduction in the overall effective tax rate for the period. The effective tax rate decreased from 40.4% for the first six months of 1995 to 30.3% for the first six months of 1996. The lower tax rate resulted, in part, from the beneficial tax impact of the establishment on January 2, 1996 of EMD-Foreign Sales Corporation, a Barbados foreign sales corporation, to act as a sales agent for EMD's foreign sales. A substantial portion of EMD's current and forecasted sales are delivered for use outside the United States.

     Net Income. On a pro forma basis, net income was $4.4 million (or $0.90 per share) during the six months ended June 30, 1996. Pro forma net income as a percentage of sales was 3.0% during the period.

     As a result of factors described above, net income for the Company increased 22.4% to $3.9 million (or $0.93 per share) during the six months ended June 30, 1996 from $3.2 million (or $0.77 per share) during the six months ended June 30, 1995. Net income as a percentage of sales declined to 6.1% during the 1996 period from 6.7% during the corresponding 1995 period.

     As a result of factors described above, net income from continuing operations for EMD decreased 30.0% to $2.2 million during the six months ended June 30, 1996 from $3.2 million during the six months ended June 30, 1995. Net income from continuing operations as a percentage of sales decreased to 2.8% during the 1996 period from 3.7% during the corresponding 1995 period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth and operations through funds generated from operations, proceeds from the sale of Common Stock and, during the second quarter of 1996, funds borrowed under the Line of Credit. Prior to the second quarter of 1996, the Company had never borrowed any amounts under the Line of Credit.

     Cash flows used by the Company in operating activities were $2.5 million for the six months ended June 30, 1996. Cash used in operations primarily funded the increase in inventories related to the Company's increased backlog. See "Business -- Backlog." Additionally, inventories were higher during the first six months of 1996 as compared to the same period in 1995 as a result of higher inventory requirements associated with new programs for existing customers and the effects of customer-imposed program delays. The Company is attempting to mitigate the impact of such delays by obtaining customer deposits for inventories carried by the Company in these situations.

     Cash flows used by the Company in investing activities were $5.2 million for the six months ended June 30, 1996. The Company completed the planned expansion of its production capacity at the Angleton plant during the second quarter of 1996, after which the Company had 12 surface mount assembly lines in operation. Capital expenditures of $5.0 million for the six months ended June 30, 1996 were primarily concentrated in the expansion of the facility and surface mount assembly equipment associated with this expansion.

     Cash flows provided by financing activities totaled $5.0 million for the six months ended June 30, 1996, reflecting borrowings under the Line of Credit, which was available primarily to finance accounts receivable and inventory requirements. At June 30, 1996, the Company had $5.0 million outstanding under the Line of Credit. The Company was entitled to borrow under the Line of Credit up to the lesser of $10.0 million or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. The Line of Credit was collateralized by substantially all of the Company's current assets, imposed certain financial covenants on the Company and restricted the ability of the Company to incur additional debt without the consent of the bank. See Note 3 of Notes to Condensed Financial Statements of the Company.

     On July 30, 1996 the Company obtained the Credit Facility, a four-year $35.0 million revolving line of credit which replaced the prior revolving Line of Credit, financed a portion of the cash consideration for the Acquisition, refinanced the revolving line of credit at EMD and provided for future working capital needs. The Credit Facility is unsecured and is guaranteed by each of the Company's United States subsidiaries. The credit agreement relating to the Credit Facility contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends. The Company is entitled to borrow under the Credit Facility up to the lesser of $35.0 million or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. The Company may prepay the Credit Facility without penalty at any time upon proper notice to the bank.


     Interest on the Credit Facility is payable quarterly and accrues, at the Company's option, at either the bank's prime rate or its Fixed Eurodollar Rate plus 0.625% to 1.75% per annum. A commitment fee of 0.25% per annum on the unused portion of the Credit Facility is payable quarterly in arrears. As of October 28, 1996, the Company had $11.0 million outstanding under the Credit Facility, bearing interest at a rate of approximately 6.5% per annum.


     In order to finance a portion of the cash consideration for the Acquisition, the Company issued a $30.0 million, 8.02% Senior Note due 2006 (the "Senior Note") to Northwestern Mutual Life Insurance Company. The Senior Note is unsecured and guaranteed by each of the Company's United States subsidiaries. Principal on the Senior Note is payable in annual installments of $5.0 million beginning July 31, 2001 with a final installment of the unpaid principal amount due July 31, 2006.

     The purchase agreement relating to the Senior Note (the "Purchase Agreement") includes customary affirmative and negative covenants and requires that the Company maintain (i) a tangible net worth of not less than the sum of
(a) $39.0 million, (b) 50% of the Company's consolidated net income after June 30, 1996 and (c) the aggregate amount of net cash proceeds from the sale of Common Stock after June 30, 1996;

(ii) minimum fixed charge and interest coverage ratios; and (iii) a ratio of consolidated indebtedness to earnings before interest, taxes, depreciation and amortization of not greater than 3.25 to 1.00 at any time prior to March 31, 1997 and not greater than 3.00 to 1.00 at any time on or after March 31, 1997. Upon any prepayment of all or a portion of the Senior Note, the Company is obligated to pay the holder a premium on the amount prepaid. The Purchase Agreement contains a provision that in the event of a change of control (defined generally to mean the acquisition by a person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of beneficial ownership or more than 50% of the total voting power of the outstanding voting stock of the Company), the Company must offer to repurchase the Senior Note at par plus any prepayment penalty. The Purchase Agreement also limits the ability of the Company to pay dividends.

     The Company may require additional capital to finance further enhancements to or acquisitions or expansions of its manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by its existing debt agreements. Management believes that the proceeds from the Offering, existing cash balances, funds generated from operations, and borrowings under the Company's Senior Note will be sufficient to permit the Company to meet its liquidity requirements in 1996 and the foreseeable future.

     The Company does not hold or issue derivative financial instruments in the normal course of business.

                                    BUSINESS

GENERAL

     The Company provides contract electronics manufacturing and design services to OEMs in select industries, including medical devices, communications equipment, industrial and business computers, testing instrumentation and industrial controls. The Company specializes in manufacturing high quality, technologically complex printed circuit board assemblies with computer-automated equipment using surface mount and pin-through-hole interconnection technologies for customers requiring low to medium volume production runs. The Company frequently works with customers from product design and prototype stages through ongoing production and, in some cases, final assembly of the customers' products and provides manufacturing services for successive product generations. As a result, the Company believes that it is often an integral part of its customers' operations.

     Substantially all of the Company's manufacturing services are provided on a turnkey basis, whereby the Company purchases customer-specified components from its extensive network of suppliers, assembles the components on finished printed circuit boards, performs post-production testing and provides the customer with production process and testing documentation. The Company offers its customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with the customers' inventory requirements. In certain instances, the Company completes the assembly of its customers' products at the Company's facilities by integrating printed circuit board assemblies into other elements of the customers' products. The Company also provides manufacturing services on a consignment basis, whereby the Company, utilizing components provided by the customer, provides only assembly and post-production testing services. The Company operates a total of 29 surface mount production lines at its facilities in Angleton, Texas, Beaverton, Oregon and Winona, Minnesota.

ACQUISITION OF EMD

     On July 30, 1996, the Company completed the Acquisition of EMD, an independent provider of contract manufacturing and product design services for OEMs in industries comparable to those targeted by the Company. EMD's manufacturing services focus on manufacturing complex printed circuit board assemblies, operating 15 surface mount production lines at its Winona, Minnesota facilities. EMD's product design services include the complete design and development of electronic products and mechanical packages, from conceptual design of circuit boards to configuring subsystems and enclosures. EMD has sought to integrate its design services with its assembly services and the related materials management and post-assembly testing services to provide a broad range of services to its customers.

     On a pro forma basis for the Acquisition, the Company's sales for the first six months of 1996 were $144.3 million compared to the Company's reported sales for the same period of $63.9 million. The addition of EMD's manufacturing facility in Minnesota provides the Company with access to markets in the Midwest and the Northeast, without any overlap of customers. For this reason, the Acquisition substantially broadens the Company's customer base. The Company believes that the Acquisition will allow it to pursue larger contracts with its customers because it provides the Company with additional production capacity and a broader base of technical resources. As a result, the Company expects to be able to undertake larger product programs without becoming dependent upon one industry or customer. The Company also intends to offer EMD's product design services to a wide range of the Company's customers, combining the design engineering strength of EMD with the component procurement and customer service strengths of the Company and the manufacturing expertise of both entities.

     The Acquisition was accomplished by means of the merger of EMD with and into a wholly owned subsidiary of the Company, with the former shareholders of EMD receiving from the Company approximately $30.4 million in cash and 674,964 shares of Common Stock. The Company is operating the business of EMD as a wholly owned subsidiary of the Company and has not made major modifications to the manner in which EMD was operated prior to the Acquisition. The Company believes that opportunities exist to consolidate certain overhead functions, reduce duplicative expenditures and implement, on a combined basis, certain other cost saving measures. The Company is in the process of developing a combined procurement plan pursuant to which component and other purchases would be negotiated on a Company-wide basis with a view to realizing cost savings associated with the increased purchasing power of the combined entities. The Company also plans to reduce EMD's reliance on distributors as sources of components in favor of the Company's more cost-effective practice of purchasing materials directly from component manufacturers. In addition, the Company has expanded the EMD sales force to more aggressively market the combined entities' services and products in EMD's historical markets. The Company will also link its three locations with a wide-area computer network to enhance management reporting and operational control. See "Risk Factors -- Integration of EMD."

THE CONTRACT ELECTRONICS MANUFACTURING INDUSTRY

     The basis for the development of the contract manufacturing industry in recent years has been the increasing reliance of OEMs on contract manufacturing specialists such as the Company for the manufacture of printed circuit board assemblies. As a result of outsourcing manufacturing services, the contract manufacturing industry in the United States grew at a compound annual rate of 21% from 1990 through 1995, according to the Institute for Interconnecting and Packaging Electronic Circuits ("IPC"). The IPC estimates the size of the United States contract manufacturing industry for 1996 in terms of sales to be $13.5 billion. The Company expects the trend toward outsourcing to result in continued growth in the contract manufacturing industry. A 1995 IPC study forecasts that the contract manufacturing industry will grow at an approximate compound annual rate of 20% through 2000 as OEMs continue to outsource their manufacturing requirements and look to contract manufacturers to provide additional services. Some of the advantages OEMs receive as a result of outsourcing are:

          Acceleration of Time to Market. Rapid technological advances in the Company's targeted industries require OEMs to make their products available to their customers quickly to remain competitive. Delays in bringing a new product to market can result in obsolescence of the product before it becomes available. Contract manufacturers who specialize in printed circuit board assembly are often able to provide manufacturing services in a more timely manner than OEMs, thus allowing OEMs to reduce the time to market for their products.

          Reduction of Production Costs. Contract manufacturers generally are able to manufacture printed circuit board assemblies at a lower cost than OEMs because of the efficiencies associated with specialization and greater production volumes. Additionally, the purchasing power of contract manufacturers allows OEMs to save on costs of procurement of components. OEMs also benefit from the inventory management services provided by contract manufacturers in connection with turnkey manufacturing services.

          Access to Advanced Technology. Using contract manufacturers affords OEMs access to advanced technology in printed circuit board assembly equipment and techniques that OEMs may consider too costly for in-house investment. The increasing use of surface mount interconnection technology, which requires significant investments in computer-automated equipment and the expertise to operate such equipment, is an example. Many OEMs have been unwilling to make such investments, relying instead on contract manufacturers for surface mount assembly. More recent technological advancements that contract manufacturers are now able to offer to OEMs include ball grid array and chip on board assembly processes.

          Improved Manufacturing Quality. Because it is the focus of their operations, contract manufacturers are consistently able to provide contract manufacturing services of a higher quality than OEMs can provide in-house. Printed circuit board assembly and other services provided by contract manufacturers are typically a small part of the broader operations of the OEMs.

          Opportunity to Focus Resources. By outsourcing printed circuit board assembly and other manufacturing services, OEMs are able to focus their resources on their primary activities, such as research and development of new products and marketing.

     Other factors in the contract manufacturing industry may have a positive impact on established contract manufacturers such as the Company. The increasing cost of automated equipment used in the industry, the working capital requirements relating to inventory and the additional services that contract manufacturers are providing make it more difficult for smaller manufacturers and start-up companies to compete with the services that are provided by larger, well-capitalized companies. Furthermore, the Company believes that these factors are driving consolidation in the industry and may provide opportunities for growth through acquisition.

BUSINESS STRATEGY

     The Company's business strategy is to provide high quality contract electronics manufacturing services to OEMs in targeted industries. The Company seeks to provide services that reduce OEM costs and time to market and increase OEM product quality. The Company's strategy to achieve these objectives includes the following key elements:

          Establish and Maintain Long-Term Relationships. The Company pursues opportunities to provide turnkey manufacturing services whereby the Company becomes an integral part of its customers' manufacturing operations. The Company seeks to work closely with its customers in all phases of design and production. By aggressively marketing its services to its targeted customers and involving design, marketing and senior management personnel in the pursuit and maintenance of customer relationships, the Company attempts to establish itself as the sole or primary source for its customers' manufacturing requirements. The Company believes that working to develop close, long-term relationships builds customer loyalty that is difficult for competitors to overcome.

          Target and Maintain Balance Among Select OEM Industries and
     Customers. The Company targets industries and customers that have strict quality control standards for their products and that have service-intensive manufacturing requirements. The Company focuses on complex assemblies in low to medium volumes for commercial and industrial customers. The Company has not been, and does not intend to become, a manufacturer of high volume printed circuit board assemblies for personal computers or consumer-oriented products, which typically have relatively low margins. The Company targets customers in the medical devices, communications equipment, industrial and business computers, testing instrumentation and industrial controls industries and seeks to maintain a balance of customers among these industries and within each industry. By balancing its operations among industries and customers, the Company seeks to avoid becoming dependent on any one industry or customer. In addition, the Company believes that the industries and customers that it targets produce products that generally have longer life cycles, more stable demand and less price pressure as compared to consumer-oriented products.

          Provide Comprehensive Design and Manufacturing Services. The Company believes that OEMs increasingly expect a broad range of services from contract manufacturers and that attracting and retaining customers depends on the Company's ability to provide such services. The Company provides its customers with services ranging from initial product design and development and prototype production to the manufacture of printed circuit board assemblies, post-production testing and final assembly of customers' products. In support of this strategy, the Company made significant capital investments in the first six months of 1996 to expand its production capacity, adding two surface mount production lines at its Angleton, Texas facility. In addition, the Acquisition adds significant design engineering capabilities and 15 surface mount production lines.

          Successfully Integrate EMD. The Company believes that the Acquisition provides opportunities to enhance the Company's operations and pursue additional operating efficiencies. These opportunities include taking advantage of the benefits of a combined component procurement program, broader customer base, geographic expansion, the ability to pursue larger contracts and the capability to provide high quality design engineering services to current and potential customers.

          Pursue Opportunities for Growth. The Company is committed to pursuing opportunities to grow its operations through acquiring additional facilities or businesses or achieving operating efficiencies in the Company's existing operations.

          Maintain Flexibility. The Company believes that many of its customers are leaders in their respective industries, and, as a result, routinely re-engineer their products to incorporate new and more competitive product features. Accordingly, the Company has organized its manufacturing operations into flexible work centers, as opposed to dedicated production lines, which allow the Company to incorporate complex design specifications and to respond rapidly to design changes.

SERVICES PROVIDED BY THE COMPANY

     The Company provides turnkey manufacturing services, including the purchase of customer-specified components from its extensive network of component suppliers, assembly of the components onto printed circuit boards and performance of post-production testing. In certain instances, the Company completes the assembly of its customers' products at the Company's facilities by integrating printed circuit boards into other elements of the customers' products.

     The Company provides design-for-manufacturability engineering services for products it manufactures, and the Acquisition significantly expands the Company's capabilities in this area. With respect to product design, the Company provides the complete design and development of new electronic products and mechanical packages, as well as the redesign, surface mount conversion and printed circuit board layout of existing products. The Company also provides test process design capabilities that include the design and development of test fixtures and procedures and software for both in-circuit tests and functional tests of circuit boards, components and products.

     The Company's component procurement services for turnkey projects consist of planning, purchasing, expediting, inspecting, warehousing and financing the components required to manufacture printed circuit board assemblies. OEMs increasingly have required manufacturers to purchase all or some components directly from component manufacturers or distributors and to warehouse and finance the components. See "-- Suppliers."

     In its manufacturing services, the Company offers both surface mount and pin-through-hole interconnection technologies. Surface mount technology is a computer-automated process which allows the placement of a higher density of components directly on both sides of a printed circuit board. The surface mount process is a more recent advancement over the mature pin-through-hole technology, which normally permits electronic components to be attached to only one side of a printed circuit board by inserting the components into holes drilled through the board. The surface mount process allows OEMs to use advanced circuitry, while at the same time permitting the placement of a greater number of components on a printed circuit board without having to increase the size of the board. By allowing increasingly complex circuits to be packaged with the components placed in closer proximity to each other, surface mount technology greatly enhances circuit processing speed and thus board and system performance. The surface mount process allows a reduction in the number of printed circuit boards required per system and allows the use of more fully automated production processes. The Company performs pin-through-hole assembly both manually and with computer-automated component insertion and soldering equipment. Although surface mount technology is the leading interconnection technology, the Company intends to continue providing pin-through-hole assembly services for its customers. Pin-through-hole technology is of continuing viability because most printed circuit boards assembled using surface mount technology require some pin-through-hole assembly. In addition, the Company believes that by continuing to provide pin-through-hole assembly services, the Company appeals to current and prospective customers that have not shifted, or do not wish to change, their manufacturing process to utilize surface mount technology.

     Because the Company may be the sole source or a major source of printed circuit board assemblies for a customer, frequent communication between the Company and the customer is necessary to ensure that the Company's manufacturing services meet the customer's specifications. Accordingly, the Company maintains a customer service department whose personnel work closely with the customer throughout the manufacturing process. The Company's engineering and manufacturing personnel coordinate the implementation of new and reengineered products with the customer, thereby providing the customer with feedback on such issues as the overall ease of manufacture of the printed circuit board assembly and anticipated production lead times.

Component procurement begins after component specifications are verified and approved sources are confirmed with the customer. Concurrently, the Company's technical personnel establish complete documentation files on components and the appropriate set-up, assembly and testing procedures. The Company's personnel monitor all stages of the manufacturing process in order to provide flexible and rapid responses to the customer's requirements, including changes in design, order size and delivery schedules. In addition, the Company utilizes an automated materials planning system which allows the customer to monitor the status of an order on a real-time basis.

     The Company also provides testing services for completed printed circuit board assemblies in connection with the manufacturing process. In-circuit tests verify that the components have been inserted properly and meet certain functional standards and that the electrical circuits have been completed properly. These tests are performed on industry standard testing equipment using proprietary software developed either by the customer or test consultants on a contractual basis. In-circuit tests normally are performed on all printed circuit board assemblies for turnkey projects. In addition, using specialized testing equipment designed and provided by the customer, the Company performs customized functional tests designed to ensure that the printed circuit board assembly will perform its intended functions. Because defective components normally fail after a relatively short period of use, customers occasionally request that certain printed circuit board assemblies be subjected by the Company to controlled environmental stresses, typically thermal or electrical stresses. These procedures accelerate the effects of operational use without affecting the useful life of the component.

     The Company also offers its customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with the customers' inventory requirements. Several of the Company's larger customers utilize a just-in-time inventory management system. Management believes that the attractiveness of just-in-time inventory management will lead other customers to implement such systems and, accordingly, anticipates that a greater percentage of the Company's business will be performed on this basis in the future.

     In establishing a turnkey relationship with a manufacturer, OEMs must incur expense in qualifying the contract manufacturer and in some cases its sources of component supply, refining product design and manufacturing processes, and developing mutually compatible information and reporting systems. The Company believes that once this relationship is established, OEMs typically experience significant difficulty in expeditiously reassigning turnkey projects to another manufacturer and, as a result, seek sources of turnkey manufacturing services that they perceive will be able to meet their production requirements over a long period of time and successive product generations. Accordingly, the Company believes that its increasing turnkey business has resulted in greater stability in its customer base.

MARKETING AND CUSTOMERS

     To better implement its service-intensive business strategy, the Company markets its services to existing and potential customers through its direct sales force, independent marketing representatives and its executive officers. The Company's combined sales force consists of eight in-house salesmen and two independent marketing representatives, through which the Company is aggressively marketing the combined services of the Company and EMD. Four of the eight in-house salesmen are based at the Winona, Minnesota facility, with two based at each of the Angleton, Texas and Beaverton, Oregon facilities.

     The Company seeks to serve a sufficiently large number of customers to minimize dependence on any one customer or industry. This strategy was enhanced by the Acquisition, as there is no customer overlap between the Company and EMD. Nevertheless, historically a substantial percentage of the Company's sales have been to a small number of customers. However, by successfully undertaking the transition to serving a much larger and more diversified customer base, the Company has been able to reduce its dependence on certain significant customers and lessen the impact of a substantial reduction in business from one such customer. Similarly, EMD's largest customer in recent years, IBM, has begun using an offshore source for some of its products. Although EMD has been making the transition to serving a more diversified customer base and the Acquisition will lessen the effect of the loss of such customer, aggressive sales efforts by the Company will be required to replace sales to this customer. See "Risk Factors -- Customer Concentration" and "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995."

     The Company targets customers in five industries and seeks to maintain a balance in its sales to those industries. The following table sets forth the percentages of the Company's sales to each of the five industries for 1993, 1994, 1995 and the first six months of 1996 and the percentages of sales to these industries on a pro forma combined basis for the Company and EMD for the first six months of 1996.

                                                                                              PRO FORMA
                                                                           SIX MONTHS        SIX MONTHS
                                                                              ENDED             ENDED
                                               1993     1994     1995     JUNE 30, 1996     JUNE 30, 1996
                                               ----     ----     ----     -------------     -------------
Medical Devices..............................   10%      18%      14%           16%               12%
Communications Equipment.....................    8        8       18            25                17
Industrial and Business Computers............   54       51       29             7                42
Testing Instrumentation......................    6        7       22            27                12
Industrial Controls..........................   14       13       17            25                15
Other........................................    8        3       --            --                 2

SUPPLIERS

     The Company maintains an extensive network of suppliers of components and other materials used in assembling printed circuit boards. The Company procures components only when a purchase order or forecast is received from a customer and occasionally utilizes components or other materials for which a supplier is the single source of supply. Although the Company experiences component shortages and longer lead times of various components from time to time, the Company has generally been able to reduce the impact of the component shortages by working with customers to reschedule deliveries, by working with suppliers to provide the needed components using just-in-time inventory programs, or by purchasing components at somewhat higher prices from distributors, rather than directly from manufacturers. These procedures reduce the Company's inventory risk. In addition, by developing long-term relationships with suppliers, the Company has been better able to avoid the effects of component shortages than manufacturers without such relationships. Because of the continued increase in demand for surface mount components, the Company anticipates continued component shortages with respect to certain components and longer lead times for various components from time to time. See "Risk Factors -- Availability of Resources."

     As part of the integration of EMD, the Company is in the process of developing a combined procurement plan pursuant to which component and other purchases would be negotiated on a Company-wide basis with a view to realizing savings associated with the increased purchasing power of the combined entities. The Company also plans to reduce EMD's reliance on distributors as sources of components in favor of the Company's more cost-effective practice of purchasing materials directly from component manufacturers.

BACKLOG

     The Company's backlog was approximately $117 million at December 31, 1995, compared to $60 million at December 31, 1994 and $57 million at December 31, 1993. The combined backlog of the Company and EMD at August 31, 1996 was approximately $230 million. Backlog consists of customer orders that are expected to be filled within twelve months. Because orders generally may be rescheduled or cancelled by the payment of cancellation charges and because the Company's customers update their orders at different intervals and provide orders to be filled over different periods, the Company's backlog does not provide an accurate measure of the timing or amount of future sales. See "Risk Factors -- Absence of Long-Term Sales Contracts."

COMPETITION

     The contract manufacturing services provided by the Company are available from many independent sources as well as in-house manufacturing capabilities of current and potential customers. Some of the

Company's competitors include Solectron Corporation, SCI Systems, Inc., The DII Group, Inc., Avex Electronics, Inc., Jabil Circuit, Inc. and Plexus Corp., some of which are more established in the industry and have substantially greater financial, manufacturing or marketing resources than the Company. The Company believes that the principal competitive factors in its targeted markets are product quality, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, technological sophistication and geographic location. The Company believes that it competes favorably with respect to these factors.

GOVERNMENTAL REGULATION

     The Company's operations are subject to certain federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters, and there can be no assurance that material costs and liabilities will not be incurred or that past or future operations will not result in exposure to injury or claims of injury by employees or the public. Although some risk of costs and liabilities related to these matters is inherent in the Company's business, as with many similar businesses, the Company believes that its business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect the Company.

     The Company periodically generates and temporarily handles limited amounts of materials that are considered hazardous waste under applicable law. The Company contracts for the off-site disposal of these materials and has implemented a waste management program to address related regulatory issues.

EMPLOYEES

     As of August 31, 1996, the Company had 1,543 employees, of whom 1,213 were engaged in manufacturing and operations, 134 in materials control and procurement, 63 in design and development, 12 in marketing and sales, and 121 in administration. None of the Company's employees is subject to a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory.

PROPERTIES

     The Company's executive offices and one of its manufacturing facilities are located in an approximately 109,000 square foot facility on 18.9 acres of land owned by the Company in Angleton, Texas, where the Company has 12 surface mount manufacturing lines. The Company also leases an approximately 38,000 square foot facility in Beaverton, Oregon, where the Company has two surface mount production lines. The Beaverton lease expires on June 30, 1997, and the Company intends to extend this lease. With the Acquisition, the Company added facilities in Winona, Minnesota comprising four leased buildings with total square footage of approximately 142,000 and an additional 64,000 square foot building that the Company now owns. For the primary leased facilities in Winona, the Company has long-term leases with three-year purchase options. The Winona facilities include manufacturing facilities with 15 surface mount production lines and warehouse facilities. The Company's Angleton and Beaverton facilities are certified under ISO-9002, and the Winona facilities are certified under ISO-9001. The Company believes that its properties are and will be sufficient to conduct the Company's operations for the foreseeable future.

LEGAL PROCEEDINGS

     The Company is not currently a party to any litigation.

                                   MANAGEMENT

     The directors and principal officers of the Company are as follows:

          NAME               AGE                     POSITION
-------------------------    ----    -----------------------------------------
John C. Custer                 66    Chairman of the Board of Directors
Donald E. Nigbor               48    Director and President
Steven A. Barton               48    Director and Executive Vice President
Cary T. Fu                     48    Director and Executive Vice President
Peter G. Dorflinger            45    Director
Gerald W. Bodzy                45    Director
David H. Arnold                58    Director
Christopher Nawrocki           46    Vice President -- Sales and Marketing
Gayla J. Delly                 36    Treasurer

     Mr. Custer has been Chairman of the Board of Directors of the Company since 1988 and a member of the Compensation Committee of the Board of Directors since 1990. Mr. Custer was employed by Mason & Hanger Corporation ("Mason & Hanger"), a technical services contracting and engineering firm, from 1951 until his retirement in February 1996. Mr. Custer served Mason & Hanger as Chairman of the Board from 1994 until his retirement, as a director since 1983, and in various other management and operations positions before becoming Chairman of the Board.

     Mr. Nigbor has been a director and President of the Company since 1986 and was its General Manager from 1984 to 1990. Mr. Nigbor holds B.S. and M.S. degrees in engineering from Rensselaer Polytechnic Institute and received an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

     Mr. Barton has been a director and Executive Vice President of the Company since 1990. He served as Executive Vice President -- Marketing and Sales of the Company from 1990 to April 1992. Since June 1, 1993 he has worked part-time for the Company for personal reasons. He also has served the Company as Executive Vice President from 1988 to 1990, a director and Vice President from 1986 to 1988, and President from 1979 to 1983. Mr. Barton holds B.S. and M.S. degrees in electrical engineering from the University of South Florida and received an M.B.A. from the Harvard Business School.

     Mr. Fu has been a director and Executive Vice President of the Company since 1990. He served as Executive Vice President -- Financial Administration of the Company from 1990 to April 1992. He also served the Company as Treasurer from 1986 to January 1996 and Secretary from 1990 to January 1996. Mr. Fu holds an M.S. degree in accounting from the University of Houston and is a certified public accountant.

     Mr. Dorflinger has been a director of the Company and a member of the Audit Committee and Compensation Committee of the Board of Directors since 1990. He has been employed since 1983 by Intermedics, Inc. ("Intermedics"), a medical implant manufacturer, serving as Vice President and General Counsel since 1987, Secretary since 1986, and in various other legal positions before then. Since 1990, he has been serving concurrently as Group Vice President and General Counsel of SULZERmedica, a division of Sulzer Limited of Switzerland, composed of eight operating medical device companies in Europe and the United States. Mr. Dorflinger continues to serve as Group Vice President and General Counsel of SULZERmedica and in the same capacity and as Secretary of various affiliates of SULZERmedica, including Intermedics. Mr. Dorflinger received a J.D. degree from the University of Houston and also is a director of Maxxim Medical, Inc., a medical products manufacturer and supplier.

     Mr. Bodzy has been a director of the Company since September 1994 and has been a member of the Audit Committee since March 1995. He has been employed since 1990 by Stephens Inc., serving as Senior Vice President and Managing Director. Mr. Bodzy received a B.A. degree in economics from the University of Texas and a J.D. degree from the University of Texas School of Law.

     Mr. Arnold became a director of the Company in 1996 pursuant to the terms of the Acquisition, which provide that, for so long as Mr. Arnold and Daniel M. Rukavina (including, in the first year after the Acquisition, their spouses and descendants) own beneficially in the aggregate at least 10% of the outstanding shares of Common Stock, the Company will include one of Mr. Arnold or Mr. Rukavina or an acceptable person designated by them on its recommended slate of nominees for election to the Company's Board of Directors. Mr. Arnold was a co-founder of EMD and served as a director and officer of EMD from 1974 until the consummation of the Acquisition. Mr. Arnold earned a B.S. degree in mechanical engineering from Iowa State University and an M.S. degree in mechanical engineering from the University of Michigan. He also serves as a director of Town and Country State Bank in Winona, Minnesota.

     Mr. Nawrocki has been Vice President -- Sales and Marketing of the Company since July, 1993, having previously served as plant manager of the Beaverton, Oregon facility for one year. From 1979 to 1992 Mr. Nawrocki served in various positions, most recently as Vice President of Operations, for Electro-Scientific Industries, Portland, Oregon. Mr. Nawrocki earned a B.S. degree in engineering science (nuclear engineering) from Rensselaer Polytechnic Institute and received an M.S. degree in electrical engineering from Oregon State University.

     Ms. Delly joined the Company as Treasurer in January 1996. From 1984 until joining the Company, Ms. Delly, a certified public accountant, was employed by KPMG Peat Marwick LLP, serving most recently as a Senior Manager. Ms. Delly received a B.S. degree in business administration from Samford University.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The Selling Shareholders are Mason & Hanger, Donald E. Nigbor and Cary T. Fu. Mason & Hanger is selling 200,000 shares; Mr. Nigbor, a director and the President of the Company, is selling 25,000 shares; and Mr. Fu, a director and Executive Vice President of the Company, is selling 25,000 shares. The Selling Shareholders will bear the underwriting discount applicable to the shares sold by them and will pay their pro rata shares of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and any Blue Sky filing fees and any other expenses of the Offering incurred solely as a result of their inclusion of shares in the Offering, and will indemnify the Underwriters and each other from certain liabilities, including liabilities under the Securities Act of 1933, as amended ("Securities Act").


     The following table sets forth certain information as of October 28, 1996 concerning the beneficial ownership of shares of Common Stock by the Selling Shareholders, the members of the Board of Directors of the Company, the executive officers of the Company and all directors and executive officers of the Company as a group. Except as otherwise noted, each shareholder has sole voting and investment power with respect to the shares beneficially owned, and no other person is known by the Company to be the beneficial owner of five percent or more of the outstanding shares of Common Stock.



                                                                 BENEFICIAL OWNERSHIP
                                     ----------------------------------------------------------------------------
                                              NUMBER OF SHARES                             PERCENT
                                     ----------------------------------     -------------------------------------
    NAME OF BENEFICIAL OWNER         BEFORE OFFERING     AFTER OFFERING     BEFORE OFFERING      AFTER OFFERING
---------------------------------    ---------------     --------------     ---------------     -----------------
Mason & Hanger Corporation(1)....        800,328             600,328              17.0%                10.5%
John C. Custer(1)................         18,000(2)           18,000                 *                    *
Donald E. Nigbor(3)..............        165,916(4)          140,916               3.5                  2.4
Steven A. Barton(3)..............         20,680(5)           20,680                 *                    *
Cary T. Fu(3)....................        171,005(6)          146,005               3.6                  2.5
Peter G. Dorflinger(7)...........         19,000(8)           19,000                 *                    *
Gerald W. Bodzy(9)...............         12,600(10)          12,600                 *                    *
David H. Arnold(11)..............        244,996(12)         244,996               5.2                  4.3
All executive officers and
  directors as a group (seven
  persons).......................        652,197             602,197              13.3                 10.2


---------------

 * Less than one percent

 (1) The address of Mason & Hanger and Mr. Custer is 2355 Harrodsburg Road, Lexington, Kentucky 40504.

 (2) Includes 200 shares held of record by Mr. Custer's wife and 17,800 shares that are issuable upon the exercise of options that are currently exercisable.

 (3) The address of Messrs. Nigbor, Barton and Fu is 3000 Technology Drive, Angleton, Texas 77515.


 (4) Includes 46,000 shares of Common Stock that may be acquired upon the exercise of options that are currently exercisable and 9,000 shares of Common Stock that may be acquired upon the exercise of options that will become exercisable within 60 days.


 (5) Includes 20,000 shares of Common Stock that may be acquired upon the exercise of options that are currently exercisable.


 (6) Includes 46,000 shares of Common Stock that may be acquired upon the exercise of options that are currently exercisable and 9,000 shares of Common Stock that may be acquired upon the exercise of options that will become exercisable within 60 days.


 (7) The address of Mr. Dorflinger is 4000 Technology Drive, Angleton, Texas 77515.

 (8) Includes 18,000 shares of Common Stock that may be acquired upon the exercise of options that are currently exercisable.

 (9) The address of Mr. Bodzy is 333 Clay Street, Suite 3030, Houston, Texas 77002.

(10) Includes (i) 600 shares of Common Stock held by Mr. Bodzy as custodian for his children under the Uniform Gifts to Minors Act, as to which shares of Common Stock Mr. Bodzy expressly disclaims beneficial ownership, and (ii) 9,000 shares of Common Stock that may be acquired upon the exercise of options that are currently exercisable.

(11) The address of Mr. Arnold is 1853 Edgewood Road, Winona, Minnesota 55987.

(12) Includes 5,644 shares of Common Stock held of record by Mr. Arnold's wife, 1,363 shares held for Mr. Arnold's benefit in the Employee Stock Ownership Plan previously maintained by EMD and 3,000 shares that may be acquired upon the exercise of options that are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

PREFERRED STOCK

     The Company's Restated Articles of Incorporation authorize the Company to issue 5,000,000 shares of Preferred Stock, par value $0.10 per share ("Preferred Stock"). The Board of Directors has the authority, without shareholder approval, to cause the Company to issue the Preferred Stock in one or more series, with such designations, preferences, limitations and rights as the Board of Directors may determine. The Company has not issued, and has no plans to issue, any shares of Preferred Stock. If the Company decides to do so, however, the provisions of the Preferred Stock may include, among others, extraordinary voting, dividend, redemption, conversion or exchange rights which could discourage unsolicited takeovers of the Company and limit the opportunity of the holders of Common Stock to receive a premium over the prevailing market price for the Common Stock. See "Risk Factors -- Authorized Preferred Stock."

COMMON STOCK


     The Company's Restated Articles of Incorporation authorize the Company to issue 10,000,000 shares of Common Stock. There are currently 4,720,884 outstanding shares of Common Stock. Upon the issuance and sale of 1,000,000 shares of Common Stock by the Company in the Offering, the Company will have 5,720,884 outstanding shares of Common Stock. In addition, the Company has issued options to purchase 556,330 shares of Common Stock, of which options to purchase 153,060 are currently exercisable.


     Each share of Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. The Company never has paid, and does not anticipate that it will pay in the foreseeable future, cash dividends on the Common Stock. In addition, the agreement relating to the Credit Facility and the Purchase Agreement relating to the Senior Note restrict the amount of cash dividends that the Company may pay on the Common Stock. The holders of Common Stock have no preemptive or other rights to subscribe for additional shares of Common Stock or any other securities of the Company. Each share of Common Stock entitles the holder thereof to one vote in the election of directors and on all other matters submitted to a vote of the shareholders of the Company. The holders of Common Stock have no right to cumulate their votes in the election of directors. In the event of the dissolution or liquidation of the Company, the holders of Common Stock will be entitled to share equally and ratably in the assets of the Company available for distribution after payments are made to the Company's creditors and the holders of any outstanding shares of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued, will be, fully paid and non-assessable.

     The Common Stock is traded on the AMEX under the symbol "BHE." The transfer agent and registrar for the Common Stock is Society National Bank, c/o KeyCorp Shareholder Services, Inc., 700 Louisiana Street, Suite 2620, Houston, Texas 77002-2729.

     The Company and Mason & Hanger entered into a Registration Rights Agreement on March 30, 1992, pursuant to which Mason & Hanger has, subject to certain limitations, the right to require the Company one time, after June 1, 1995, but before June 1, 2005, to register Mason & Hanger's shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act") and the right to include its shares of Common Stock in other registrations initiated by the Company until such time as Mason & Hanger holds less than 5% of the outstanding shares of Common Stock. Mason & Hanger will bear all expenses of any registration that includes its shares of Common Stock exclusively. With respect to registrations in which shares of Common Stock are to be sold for the Company's account, the Company will bear all expenses except those expenses incurred solely as a result of Mason & Hanger's participation, which will be paid by Mason & Hanger. Pursuant to the Registration Rights Agreement, Mason & Hanger has agreed to certain restrictions with respect to its shares of Common Stock or any other securities of the Company held by Mason & Hanger entitled generally to vote in the election of directors of the Company (the "Voting Securities"). Mason & Hanger is required to be present or represented by proxy at all meetings of the Company's shareholders and is generally prohibited from depositing any Voting Securities in any voting trust or subjecting them to a voting agreement or other similar arrangement, acquiring any additional Voting Securities, joining any partnership or other group for the purpose of holding or disposing of Voting Securities within the meaning of Section 13(d) of the Exchange Act, or taking any action by a written consent in lieu of a meeting.

     The Agreement and Plan of Merger relating to the Acquisition (the "Merger Agreement") contains certain restrictions on the ability of David H. Arnold and Daniel M. Rukavina, the "Founding Shareholders" of EMD, to vote and transfer shares of Common Stock received by them in the Acquisition for a period of three years after the closing date of the Acquisition (the "Closing Date"). Until the first anniversary of the Closing Date, the Founding Shareholders may not transfer any shares of Common Stock except by will or the laws of descent and distribution or otherwise by operation of law. During the second and third years after the Closing Date, the Founding Shareholders may make certain transfers that are expressly permitted by the Merger Agreement, but may not make any other transfers unless they have complied with procedures set forth in the Merger Agreement providing for a right of first refusal for the Company with respect to the shares of Common Stock to be transferred by the Founding Shareholders.

     Until the third anniversary of the Closing Date, the Merger Agreement requires the Founding Shareholders to be present, in person or by proxy, at all meetings of shareholders of the Company and to vote all shares of Common Stock held by them, however acquired, in the manner recommended to shareholders by the Company's Board of Directors, except that the Founding Shareholders may vote their shares in their sole discretion with respect to any proposal involving a merger, consolidation, statutory share exchange, reorganization, reclassification or other extraordinary corporate transaction that has been approved by the Company's Board of Directors. Additionally, until the third anniversary of the Closing Date, the Founding Shareholders are prohibited from
(i) soliciting proxies in opposition to the recommendation of the Company's Board of Directors, (ii) depositing any shares of Common Stock in a voting trust or subjecting them to a voting agreement, (iii) acquiring or offering to acquire any shares of Common Stock except from other persons receiving such shares in the Acquisition or as a result of a stock split or dividend or similar transaction, (iv) joining any group for the purpose of acquiring, holding or disposing of Common Stock within the meaning of Section 13(d) of the Exchange Act, (v) initiating, proposing or soliciting shareholders for a shareholder proposal or tender or exchange offer for Common Stock or any change of control of the Company or for the purpose of convening a shareholders' meeting, (vi) acquiring more than 5% of any class of equity security of any entity that has publicly disclosed that it owns or intends to become the owner of, or that the Founding Shareholder otherwise knows owns or intends to become the owner of, 5% of the outstanding shares of Common Stock, and (vii) taking any action by written consent in lieu of a meeting.

                                  UNDERWRITING

     Stephens Inc., J.C. Bradford & Co. and Wheat, First Securities, Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Shareholders and the Underwriters, to purchase, and the Company and the Selling Shareholders have agreed to sell to them, the following respective numbers of shares of Common Stock at the public offering price less the underwriting discount set forth on the cover of the Prospectus. The Underwriters are committed to take and pay for all shares if any are taken.


                                                                            NUMBER OF
                                                                           SHARES TO BE
                                   UNDERWRITER                              PURCHASED
        -----------------------------------------------------------------  ------------
        Stephens Inc.....................................................      250,000
        J.C. Bradford & Co...............................................      250,000
        Wheat, First Securities, Inc.....................................      250,000
        Alex. Brown & Sons Incorporated..................................       60,000
        Dean Witter Reynolds Inc.........................................       60,000
        Donaldson, Lufkin & Jenrette Securities Corporation..............       60,000
        Prudential Securities Incorporated...............................       60,000
        Robertson, Stephens & Company LLC................................       60,000
        Genesis Merchant Group Securities................................       40,000
        Gerard Klauer Mattison & Co., LLC................................       40,000
        Needham & Company, Inc. .........................................       40,000
        Principal Financial Securities, Inc..............................       40,000
        Sanders Morris Mundy Inc.........................................       40,000
                                                                             ---------
                  Total..................................................    1,250,000
                                                                             =========



     The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the shares to the public initially at the offering price set forth on the cover page of this Prospectus. The Underwriters may allow concessions not exceeding $1.00 per share to selected dealers. The selected dealers may reallow a concession to certain other dealers not to exceed $0.10 per share. After the initial offering to the public, the public offering price and concessions may be changed.


     The Company has granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 187,500 shares at the public offering price less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments in the sales of shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such options, each of the Underwriters will be committed, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares to be purchased and offered by such Underwriter in the preceding table bears to 1,250,000.

     The Company, the Underwriters and the Selling Shareholders have agreed to indemnify each other against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act.

     The Company, each of its directors and executive officers and Mason & Hanger have agreed not to sell or otherwise dispose of any additional shares of Common Stock for a period of 120 days after the date of this Prospectus without the written consent of Stephens Inc.

     Gerald W. Bodzy, Senior Vice President and Managing Director of Stephens Inc., is a director of the Company.

                                 LEGAL MATTERS

     Certain legal matters including the validity of the shares of Common Stock offered hereby are being passed upon for the Company and the individual Selling Shareholders by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters in connection with the Offering are being passed upon for the

Underwriters by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the Offering are being passed upon for Mason & Hanger by Slone & Garrett PSC, Lexington, Kentucky.

                                    EXPERTS

     The consolidated financial statements of EMD Technologies, Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement of which this Prospectus is a part in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Benchmark Electronics, Inc. as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement of which this Prospectus is a part in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C. As of May 6, 1996, the Company is required to file its reports, proxy statements and other information with the Commission electronically. The Commission maintains a site on the World Wide Web that contains documents filed with the Commission electronically. The address of such site is http://www.sec.gov, and reports, proxy statements and other information filed by the Company after May 6, 1996 may be inspected at such site. Reports, proxy statements and other information filed by the Company may also be inspected at the offices of the AMEX at 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. In accordance with the Securities Act and the rules and regulations thereunder, this Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any document are necessarily summaries of such document and are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being hereby qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, is on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the public reference facilities of the Commission or at the Commission's World Wide Web site as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, or portions of documents, previously filed by the Company with the Commission (File No. 1-10560) are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as amended on Form 10-Q/A filed with Commission on September 13, 1996.

     4. The Company's Current Report on Form 8-K dated July 30, 1996.

     5. The description of the Common Stock contained in the Company's Exchange Act Registration Statement on Form 8-A filed with the Commission on May 15, 1996, as amended on Form 8 dated June 25, 1990.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the information that has been incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Requests should be directed to Lenora A. Gurton, Benchmark Electronics, Inc., 3000 Technology Drive, Angleton, Texas 77515, telephone: (409) 849-6550.

                         INDEX TO FINANCIAL STATEMENTS

Condensed Financial Statements of Benchmark Electronics, Inc. for the Six Months Ended
  June 30, 1995 and 1996 (unaudited):
  Condensed Balance Sheets............................................................  F-2
  Condensed Statements of Income......................................................  F-3
  Condensed Statements of Cash Flows..................................................  F-4
  Notes to Condensed Financial Statements.............................................  F-5
Condensed Consolidated Financial Statements of EMD Technologies, Inc. and subsidiaries for the Six Months Ended June 30, 1995 and 1996 (unaudited):
  Condensed Consolidated Balance Sheets...............................................  F-7
  Condensed Consolidated Statements of Income.........................................  F-8
  Condensed Consolidated Statements of Cash Flows.....................................  F-9
  Notes to Condensed Consolidated Financial Statements................................  F-10
Pro Forma Condensed Combined Financial Information (unaudited):
  Pro Forma Condensed Combined Balance Sheet as of June 30, 1996......................  F-13
  Pro Forma Condensed Combined Statement of Income for the Six Months Ended June 30,
     1996.............................................................................  F-14
  Pro Forma Condensed Combined Statement of Income for the Year Ended December 31,
     1995.............................................................................  F-15
  Notes to Pro Forma Condensed Combined Financial Information.........................  F-16

                          BENCHMARK ELECTRONICS, INC.

                            CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                      DECEMBER 31,     JUNE 30,
                                                                          1995           1996
                                                                      ------------    -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................................    $  2,785         $    72
  Accounts receivable...............................................      20,167          23,529
  Inventories.......................................................      22,983          33,772
  Prepaid expenses and other assets.................................         648             292
  Deferred income tax assets........................................         372             372
                                                                         -------         -------
          Total current assets......................................      46,955          58,037
                                                                         -------         -------
Property, plant and equipment.......................................      17,956          22,990
  Accumulated depreciation..........................................      (7,874)         (9,182)
                                                                         -------         -------
     Net property, plant and equipment..............................      10,082          13,808
                                                                         -------         -------
Other assets........................................................          --             413
                                                                         -------         -------
          Total assets..............................................    $ 57,037         $72,258
                                                                         =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit....................................................    $     --         $ 5,000
  Accounts payable..................................................       9,116          14,745
  Accrued liabilities...............................................         554             963
                                                                         -------         -------
          Total current liabilities.................................       9,670          20,708
Deferred income taxes...............................................         743             839
Shareholders' equity:
  Preferred shares, $0.10 par value; 5,000,000 shares authorized,
     none issued....................................................          --              --
  Common shares, $0.10 par value; 10,000,000 shares authorized, issued -- 4,046,142 and 4,060,192, respectively; outstanding --
     4,021,400 and 4,035,400, respectively..........................         402             404
  Additional paid-in capital........................................      19,808          20,028
  Retained earnings.................................................      26,474          30,339
  Less treasury shares, at cost; 24,742 shares......................         (60)            (60)
                                                                         -------         -------
          Total shareholders' equity................................      46,624          50,711
                                                                         -------         -------
          Total liabilities and shareholders' equity................    $ 57,037         $72,258
                                                                         =======         =======

           See accompanying notes to condensed financial statements.

                          BENCHMARK ELECTRONICS, INC.

                         CONDENSED STATEMENTS OF INCOME
                (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Sales....................................................................  $46,761     $63,883
Cost of sales............................................................   40,547      55,574
                                                                           -------     -------
  Gross profit...........................................................    6,214       8,309
Selling, general and administrative expenses.............................    1,433       1,986
                                                                           -------     -------
  Income from operations.................................................    4,781       6,323
Interest and other income................................................      166          36
Interest expense.........................................................       --         (86)
                                                                           -------     -------
  Income before income tax expense.......................................    4,947       6,273
Income tax expense.......................................................   (1,790)     (2,408)
                                                                           -------     -------
  Net income.............................................................  $ 3,157     $ 3,865
                                                                           =======     =======
Earnings per common share................................................  $  0.77     $  0.93
                                                                           =======     =======
Weighted average common and equivalent shares outstanding................    4,090       4,144
                                                                           =======     =======

           See accompanying notes to condensed financial statements.

                          BENCHMARK ELECTRONICS, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Cash flows from operating activities:
  Net income.............................................................  $ 3,157     $ 3,865
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Depreciation........................................................    1,013       1,308
     Deferred income taxes...............................................       63          96
     Changes in:
       Accounts receivable...............................................    1,226      (3,362)
       Income taxes receivable...........................................       --         305
       Inventory.........................................................   (4,564)    (10,789)
       Prepaid expenses and other assets.................................      (99)         51
       Accounts payable..................................................      536       5,629
       Accrued liabilities...............................................     (314)        409
       Current income taxes payable......................................      (75)         --
                                                                           -------     -------
          Total adjustments..............................................   (2,214)     (6,353)
                                                                           -------     -------
          Net cash used in operations....................................      943      (2,488)
Cash flows used in investing activities:
  Capital expenditures, net..............................................   (1,094)     (5,034)
  Deferred acquisition costs.............................................       --        (413)
  Proceeds from exercise of employee stock options.......................       80         222
                                                                           -------     -------
          Net cash used in investing activities..........................   (1,014)     (5,225)
                                                                           -------     -------
Cash flows provided by financing activities --
  borrowings under revolving line of credit..............................       --       5,000
                                                                           -------     -------
          Net decrease in cash...........................................      (71)     (2,713)
          Cash at beginning of period....................................    8,371       2,785
                                                                           -------     -------
          Cash at end of period..........................................  $ 8,300     $    72
                                                                           =======     =======
Supplemental disclosure of cash flow information:
          Income taxes paid..............................................  $ 1,801     $ 1,450
                                                                           =======     =======

           See accompanying notes to condensed financial statements.

                          BENCHMARK ELECTRONICS, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     Benchmark Electronics, Inc. (the "Company") is a Texas corporation which provides contract manufacturing services to original equipment manufacturers
(OEMs) in the electronics industry, including manufacturers of medical devices, communications equipment, industrial and business computers, testing instrumentation, and industrial instruments.

     The accompanying unaudited interim condensed financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the results of operations and cash flows for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited condensed financial statements should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

NOTE 2 -- EARNINGS PER COMMON SHARE

     Earnings per common share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. For the purposes of this calculation, outstanding employee stock options are considered common equivalent shares. Fully diluted earnings per share are materially equivalent to primary earnings per share for all periods presented. Weighted common shares outstanding for the six months ended June 30, 1995 and June 30, 1996 were 4,090,000 and 4,144,000, respectively.

NOTE 3 -- BORROWING FACILITY

     At June 30, 1996, the Company had a short-term revolving line of credit with a commercial bank which was available primarily to finance accounts receivable and inventory requirements. The Company was entitled to borrow under the line of credit up to the lesser of $10,000,000 or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. The Company's borrowings under the line of credit bore interest at the lower of the rate applicable to Alternate Base Rate Loans or Eurodollar Loans as defined in the credit agreement. The line of credit was collateralized by substantially all of the Company's current assets. The line of credit agreement also contained certain financial covenants and restricted the ability of the Company to incur additional debt without the consent of the bank. The Company had $5,000,000 outstanding under its line of credit at June 30, 1996 bearing interest at approximately 6.5%.

     In connection with the acquisition of EMD Technologies, Inc. ("EMD") which was completed on July 30, 1996, the Company replaced the above mentioned credit facility with a $35,000,000 four-year revolving line of credit with a commercial bank which is available primarily to finance accounts receivable and inventory requirements. The Company is entitled to borrow under the line of credit up to the lesser of $35,000,000 or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. The Company's borrowings under the line of credit bears interest, at the Company's option, at either the bank's prime rate or its Fixed Eurodollar Rate plus 0.625% to 1.75% per annum. The line of credit agreement contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank. The line of credit matures on July 31, 2000.

                          BENCHMARK ELECTRONICS, INC.

NOTE 4 -- INVENTORIES

     Inventory costs are summarized as follows:

                                                            DECEMBER 31,        JUNE 30,
                                                                1995             1996
                                                            ------------      -----------
                                                                             (UNAUDITED)
        Raw materials.....................................  $ 16,365,280     $23,425,375
        Work in process...................................     6,617,875      10,346,489
                                                             -----------     -----------
                                                            $ 22,983,155     $33,771,864
                                                             ===========     ===========

NOTE 5 -- INCOME TAXES

     The provision for income taxes in the statement of income is summarized below (unaudited):

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
        Federal -- current..................................  $1,497,783     $2,062,000
        Federal -- deferred.................................      63,738         96,000
        State...............................................     228,859        250,020
                                                              ----------     ----------
                                                              $1,790,380     $2,408,020
                                                              ==========     ==========

     The provision for income taxes did not vary significantly from the amount computed by applying the U.S. federal statutory rate for the six-month period ended June 30, 1995 and 1996.

NOTE 6 -- SUBSEQUENT EVENTS

     On July 30, 1996 the Company completed its purchase of EMD Technologies, Inc. This business, headquartered in Winona, Minnesota, was acquired for approximately 675,000 shares of common stock and approximately $30.4 million in cash. The transaction will be accounted for under the purchase method of accounting.

     In connection with this acquisition the Company issued a 10 year 8.02% Senior Note in the amount of $30 million to finance a portion of the cash consideration for the acquisition. The purchase agreement relating to this note contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the noteholder. Additionally, the Company replaced its existing revolving line of credit with a new revolving line of credit in the amount of $35 million (see Note 3).

                             EMD TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                                      DECEMBER 31,      JUNE 30,
                                                                          1995            1996
                                                                      ------------     -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash..............................................................    $    184         $   522
  Accounts receivable...............................................      14,831          14,961
  Inventories.......................................................      25,804          27,186
  Prepaid expenses and other assets.................................         664             648
  Deferred income tax asset.........................................         564             594
  Net assets associated with discontinued operations................       1,410              --
                                                                         -------         -------
          Total current assets......................................      43,457          43,911
Property, plant and equipment.......................................      45,451          45,894
  Accumulated depreciation..........................................     (24,857)        (27,666)
                                                                         -------         -------
     Net property, plant and equipment..............................      20,594          18,228
Other assets........................................................          81             287
Notes receivable....................................................          --           1,269
                                                                         -------         -------
          Total assets..............................................    $ 64,132         $63,695
                                                                         =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease obligations...    $    717         $   590
  Accounts payable..................................................      13,707          11,636
  Accrued taxes, other than income..................................         593             300
  Other accrued liabilities.........................................       2,167           1,774
                                                                         -------         -------
          Total current liabilities.................................      17,184          14,300
Notes payable to bank - long-term...................................      14,733          15,183
Long-term debt and capital lease obligations, less current
  portion...........................................................         954             733
Deferred income taxes...............................................       1,679           1,649
                                                                         -------         -------
          Total liabilities.........................................      34,550          31,865
Shareholders' equity:
  Common stock, no par value. 10,000,000 shares authorized;
     5,208,078 issued and outstanding...............................         156             156
  Paid in capital...................................................       1,652           1,652
  Retained earnings.................................................      27,874          30,122
  Unearned ESOP shares..............................................        (100)           (100)
                                                                         -------         -------
          Total shareholders' equity................................      29,582          31,830
                                                                         -------         -------
          Total liabilities and shareholders' equity................    $ 64,132         $63,695
                                                                         =======         =======

     See accompanying notes to condensed consolidated financial statements.

                             EMD TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS - EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Sales....................................................................  $87,586     $80,383
Cost of sales............................................................   77,251      73,350
                                                                           -------     -------
     Gross profit........................................................   10,335       7,033
Selling, general and administrative expenses.............................    4,704       3,788
                                                                           -------     -------
     Income from operations..............................................    5,631       3,245
Interest and other income................................................      348         693
Interest expense.........................................................     (587)       (712)
                                                                           -------     -------
     Income from continuing operations before income tax expense.........    5,392       3,226
Income tax expense.......................................................    2,181         978
                                                                           -------     -------
     Income from continuing operations...................................    3,211       2,248
                                                                           -------     -------
Discontinued operations:
  Loss from discontinued operations (net of income tax benefit of
     $70,443)............................................................     (104)         --
                                                                           -------     -------
     Net income..........................................................  $ 3,107     $ 2,248
                                                                           =======     =======
Earnings per common share:
  Continuing operations..................................................  $  0.62     $  0.43
  Discontinued operations................................................    (0.02)         --
                                                                           -------     -------
     Net income..........................................................  $  0.60     $  0.43
                                                                           =======     =======
Weighted average common and equivalent shares outstanding................    5,208       5,208
                                                                           =======     =======

     See accompanying notes to condensed consolidated financial statements.

                             EMD TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Cash flows from operating activities:
  Net income.............................................................  $ 3,107     $ 2,248
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Gain on disposal of property and equipment..........................     (176)       (103)
     Depreciation and amortization.......................................    3,607       3,603
     Deferred income taxes...............................................       --         (60)
     Changes in:
       Accounts receivable...............................................    2,953        (130)
       Inventories.......................................................    3,530      (1,381)
       Prepaid expense and other current assets..........................    1,183          15
       Net assets associated with discontinued operations................       77       1,409
       Accounts payable..................................................       11      (2,071)
       Accrued liabilities...............................................    1,485        (686)
                                                                           -------     -------
          Net cash provided by operating activities......................   15,777       2,844
Cash flows from investing activities:
  Proceeds from disposal of property and equipment.......................      427         153
  Capital expenditures...................................................   (2,847)     (1,286)
  (Increase) decrease in other assets....................................       10        (207)
                                                                           -------     -------
          Net cash used in investing activities..........................   (2,410)     (1,340)
Cash flows from financing activities:
  Net proceeds from (payments on) notes payable to banks.................  (12,735)        450
  Principal payments on capital lease obligations........................     (531)       (347)
  Increase in notes receivable...........................................       --      (1,269)
                                                                           -------     -------
          Net cash used in financing activities..........................  (13,266)     (1,166)
                                                                           -------     -------
Net increase in cash.....................................................      101         338
Cash at beginning of period..............................................      101         184
                                                                           -------     -------
Cash at end of period....................................................  $   202     $   522
                                                                           =======     =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest............................................................  $   589     $   712
     Income taxes........................................................       37         943
Supplemental schedule of noncash investing and financing activities:
  Long-term debt and capital lease obligations in exchange for
     property and equipment..............................................      845          --

     See accompanying notes to condensed consolidated financial statements.

                             EMD TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 1995.

NOTE 2 -- EARNINGS PER COMMON SHARE

     Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding.

NOTE 3 -- INVENTORIES

     The major components of inventories are as follows:


                                                            DECEMBER 31,      JUNE 30,
                                                                1995            1996
                                                            ------------     -----------
                                                                             (UNAUDITED)
        Raw materials...................................    $ 19,093,815     $18,367,722
        Work in process and finished goods..............       6,710,207       8,817,785
                                                             -----------     -----------
                                                            $ 25,804,022     $27,185,507
                                                             ===========     ===========

     EMD has arrangements to maintain inventory levels on behalf of certain customers for which it receives material handling fees. During the six months ended June 30, 1995 and 1996, EMD received $162,923 (unaudited) and $326,347 (unaudited), respectively, of such material handling fees which are included in other income.

NOTE 4 -- NOTES PAYABLE TO BANKS -- LONG-TERM

     EMD has a credit agreement with participating banks which provides for a total credit facility of up to $25,000,000. On June 28, 1996, EMD amended this agreement to extend the termination date from June 30, 1997, to September 30, 1997. The agreement is secured by virtually all assets of EMD and interest is payable monthly in an amount equal to the bank's prime rate. EMD must pay a quarterly commitment fee of 3/8 of 1 percent on the average daily unused portion of the commitment. The agreement requires EMD to comply with certain covenants including minimum financial ratios, limitations on intercompany loans and advances, and capital expenditures. Under this agreement, EMD had $14,733,000 and $15,183,000 (unaudited) outstanding at December 31, 1995 and June 30, 1996, respectively.

     In order to mitigate fluctuations in interest rate changes EMD had entered into an interest rate swap agreement which calls for monthly interest considerations for the differential between a fixed swap rate of 7.25% and the average monthly prime rate for the period on approximately $6,667,000 of the outstanding balance at December 31, 1995. The fair value of the interest rate swap agreement, based on estimated termination value at December 31, 1995, was $94,000. On March 11, 1996, EMD terminated the swap agreement and received a termination payment of $146,000.

     The prime rate was 8.25% at June 30, 1996 and 8.50% at December 31, 1995.

                             EMD TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- INCOME TAXES

     Total income taxes were allocated as follows (unaudited):

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                               -----------------------
                                                                  1995          1996
                                                               ----------     --------
        Income from continuing operations..................    $2,180,769     $977,548
        Discontinued operations............................      (103,629)          --
                                                               ----------      -------
                                                               $2,077,140     $977,548
                                                               ==========      =======

     Income tax expense attributable to income from continuing operations consists of the following (unaudited):

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                               -----------------------
                                                                  1995          1996
                                                               ----------     --------
        Current:
          Federal..........................................    $1,833,168     $770,185
          State............................................       347,601      267,363
                                                               ----------      -------
                                                                2,180,769     1,037,548
        Deferred...........................................            --      (60,000)
                                                               ----------      -------
        Total income tax expense...........................    $2,180,769     $977,548
                                                               ==========      =======

NOTE 6 -- DISCONTINUED OPERATIONS

     In September 1995, EMD announced a plan to sell 100% of the stock of two wholly owned subsidiaries, DCM Tech, Inc. and MAP Leasing Co., to an officer and major stockholder of EMD. On January 2, 1996 the stock was sold in return for a promissory note of $1,410,510 resulting in a loss on disposal of $130,720. The note is payable in 20 equal quarterly installments of principal, plus interest on the unpaid balance at a variable rate equal to the rate paid by EMD on its bank borrowing, beginning April 1, 1996 through January 1, 2001. The note is secured by the shares of DCM Tech, Inc. and MAP Leasing Co. The loss on disposition of the subsidiaries has been accounted for as discontinued operations. Revenues related to the discontinued operations were $2,252,210 (unaudited) for the six months ended June 30, 1995.

NOTE 7 -- SUBSEQUENT EVENT

     On July 30, 1996, EMD was purchased by Benchmark Electronics, Inc., a manufacturer headquartered in Angleton, Texas.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The following unaudited pro forma condensed combined financial information is based on (i) the historical consolidated financial statements of the Company which are included elsewhere or incorporated by reference in this Prospectus and
(ii) the historical consolidated financial statements of EMD and subsidiaries which are included elsewhere or incorporated by reference in this Prospectus and should be read in conjunction with such financial statements and notes thereto.

     The historical condensed balance sheets present the financial position of the Company and EMD as of June 30, 1996. The unaudited pro forma condensed combined balance sheet as of June 30, 1996 assumes the Acquisition occurred as of that date.

     The unaudited pro forma condensed combined statements of operations were prepared assuming that the Acquisition was consummated as of January 1, 1995. The unaudited pro forma statements of operations give effect to (i) the Acquisition under the purchase method of accounting and (ii) certain estimated operational and financial combination benefits that are a direct result of the Acquisition.

     The unaudited pro forma condensed combined financial statements have been prepared based on assumptions deemed appropriate by the Company and may not be indicative of actual results of the future operations of the Company.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                 JUNE 30, 1996
                                  (UNAUDITED)

                                                   HISTORICAL                     PRO FORMA
                                             -----------------------     ---------------------------
                                             THE COMPANY       EMD       ADJUSTMENTS(a)     COMBINED
                                             -----------     -------     --------------     --------
ASSETS
Current assets:
  Cash and cash equivalents................    $    72       $   522        $               $    594
  Accounts receivable......................     23,529        14,961                          38,490
  Inventories..............................     33,772        27,186                          60,958
  Prepaid expenses and other assets........        292           648                             940
  Deferred income tax assets...............        372           594           1,677           2,643
                                               -------       -------         -------        --------
          Total current assets.............     58,037        43,911           1,677         103,625
Property, plant and equipment..............     22,990        45,894         (27,666)         41,218
     Accumulated depreciation..............     (9,182)      (27,666)         27,666          (9,182)
                                               -------       -------         -------        --------
       Net property, plant and equipment...     13,808        18,228              --          32,036
Goodwill, net..............................                                   24,683          24,683
Other assets...............................        413           287            (413)            287
Note receivable............................         --         1,269          (1,269)             --
                                               -------       -------         -------        --------
          Total assets.....................    $72,258       $63,695        $ 24,678        $160,631
                                               =======       =======         =======        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit...........................    $ 5,000       $    --        $ (5,000)       $     --
  Current portion of long-term debt and
     capital lease obligations.............         --           590            (590)             --
  Accounts payable.........................     14,745        11,636                          26,381
  Accrued liabilities......................        963         2,074           4,400           7,437
                                               -------       -------         -------        --------
          Total current liabilities........     20,708        14,300          (1,190)         33,818
Notes payable to bank -- long-term.........         --        15,183         (15,183)             --
Long-term debt and capital leases, less
  current portion..........................         --           733          52,470          53,203
Deferred income taxes......................        839         1,649              --           2,488
                                               -------       -------         -------        --------
          Total liabilities................     21,547        31,865          36,097          89,509
Shareholders' equity:
  Preferred shares.........................         --            --              --              --
                                                                                  67
  Common shares............................        404           156            (156)            471
                                                                              20,444
  Additional paid-in capital...............     20,028         1,652          (1,652)         40,472
  Retained earnings........................     30,339        30,122         (30,122)         30,339
  Less treasury shares, at cost............        (60)           --                             (60)
  Unearned ESOP shares.....................         --          (100)             --            (100)
                                               -------       -------         -------        --------
          Total shareholders' equity.......     50,711        31,830         (11,419)         71,122
                                               -------       -------         -------        --------
          Total liabilities and
            shareholders' equity...........    $72,258       $63,695        $ 24,678        $160,631
                                               =======       =======         =======        ========

               The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      HISTORICAL                   PRO FORMA
                                                -----------------------     ------------------------
                                                THE COMPANY       EMD       ADJUSTMENTS     COMBINED
                                                -----------     -------     -----------     --------
Sales.........................................    $63,883       $80,383       $    --       $144,266
Cost of sales.................................     55,574        73,350            --        128,924
                                                  -------       -------       -------       --------
  Gross profit................................      8,309         7,033            --         15,342
Selling, general and administrative
  expenses....................................      1,986         3,788          (200)(b)      5,574
Amortization of goodwill......................         --            --          (823)(c)        823
                                                  -------       -------       -------       --------
  Income from operations......................      6,323         3,245          (623)         8,945
Interest and other income.....................         36           693                          729
Interest expense..............................        (86)         (712)       (1,480)(d)     (2,278)
                                                  -------       -------       -------       --------
  Income before income taxes..................      6,273         3,226        (2,103)         7,396
Income tax expense............................     (2,408)         (978)         (348)(e)     (3,038)
                                                  -------       -------       -------       --------
  Net income..................................    $ 3,865       $ 2,248       $(1,755)      $  4,358
                                                  =======       =======       =======       ========
Earnings per common share.....................    $  0.93       $  0.43                     $   0.90
                                                  =======       =======                     ========
Weighted common shares outstanding............      4,144         5,208                        4,819
                                                  =======       =======                     ========

               The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

                    PRO FORMA CONDENSED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      HISTORICAL                   PRO FORMA
                                               ------------------------     ------------------------
                                               THE COMPANY       EMD        ADJUSTMENTS     COMBINED
                                               -----------     --------     -----------     --------
Sales........................................    $97,353       $160,754       $    --       $258,107
Cost of sales................................     85,113        143,158            --        228,271
                                                 -------       --------       -------       --------
  Gross profit...............................     12,240         17,596            --         29,836
Selling, general and administrative
  expenses...................................      2,990          9,663          (400)(b)     12,253
Amortization of goodwill.....................         --             --        (1,645)(c)      1,645
                                                 -------       --------       -------       --------
  Income from operations.....................      9,250          7,933        (1,245)        15,938
Interest and other income....................        281            756                        1,037
Interest expense.............................         --           (909)       (2,960)(d)     (3,869)
                                                 -------       --------       -------       --------
  Income from continuing operations before
     income taxes............................      9,531          7,780        (4,205)        13,106
Income tax expense...........................     (3,383)        (3,024)         (980)(e)     (5,427)
                                                 -------       --------       -------       --------
  Income from continuing operations..........    $ 6,148          4,756        (3,225)         7,679
Earnings per common share:
  Continuing operations......................    $  1.50           0.91                     $   1.61
                                                 =======       ========                     ========
  Weighted average common and equivalent
     shares outstanding......................      4,106          5,208                        4,781
                                                 =======       ========                     ========

               The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

 1. BASIS OF PRESENTATION

     On March 27, 1996, the Company and EMD entered into a merger agreement providing for the merger of EMD with and into a wholly owned subsidiary of the Company (the "Acquisition").

     The Acquisition was consummated on July 30, 1996 and was accounted for using the purchase method of accounting for business combinations. The Company issued an aggregate of 674,964 shares of Common Stock and paid an aggregate of approximately $30.4 million in cash in the Acquisition. Closing costs were approximately $2.6 million.

          a. The pro forma entries to goodwill, debt, equity and retained earnings reflect the purchase accounting entries based on a total purchase price of approximately $51.3 million, plus approximately $2.6 million of closing costs, which include professional and financial advisory fees. Goodwill recorded represents the purchase price in excess of the fair value of assets acquired of EMD. The pro forma adjustments give effect to the issuance of 674,964 shares of Common Stock in exchange for all outstanding shares of EMD.

          The adjustment to note receivable reflects the payment of the note upon consummation of the Acquisition.

          The $4.4 million adjustment to accrued liabilities represents the payments under EMD's Gain Sharing Plan. The $1.7 million deferred tax asset represents the expected tax benefit to be realized by the Company.

          b. The adjustment to selling, general and administrative expenses reflects the estimated cost savings realized through consolidation of duplicative executive functions as a direct result of the Acquisition.

          c. The adjustment to amortization expense reflects the amortization of goodwill incurred in connection with the transaction over an estimated useful life of 15 years.

          d. The adjustment to interest expense reflects the additional interest expense, at an interest rate of 8.0% per annum (which reflects rates currently available to the Company) on the debt to be incurred in connection with the Acquisition.

          e. The adjustment to income taxes reflects the tax effect (federal and state) associated with the effects of the identified cost savings and additional expenses (including nondeductible goodwill) in the above adjustments.

 2. EARNINGS PER SHARE

     The pro forma earnings per common share is computed on the basis of the combined weighted average number of shares of Common Stock based upon a price of $30 per share of Common Stock for purposes of determining the number of shares to be issued in connection with the Acquisition. Fully diluted earnings per share are equal to primary earnings per share for the periods presented.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Summary...............................      3
Risk Factors..........................      6
Use of Proceeds.......................      9
Capitalization........................      9
Price Range of Common Stock and
  Dividend Policy.....................     10
Selected Historical and Pro Forma
  Financial Information...............     11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     12
Business..............................     17
Management............................     24
Principal and Selling Shareholders....     26
Description of Capital Stock..........     27
Underwriting..........................     29
Legal Matters.........................     29
Experts...............................     30
Available Information.................     30
Incorporation of Certain Documents by
  Reference...........................     30
Index to Financial Statements.........    F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,250,000 SHARES
                       [BENCHMARK ELECTRONICS, INC. LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                 STEPHENS INC.
                              J.C. BRADFORD & CO.
                           WHEAT FIRST BUTCHER SINGER

                                OCTOBER 29, 1996


------------------------------------------------------
------------------------------------------------------